Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except per share amounts)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of the Company’s financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. The MD&A should be read in conjunction with the Consolidated Financial Statements and Supplementary Data included in this Annual Report on Form 10-K. This MD&A includes the following sections:
  Executive Overview

  Results of Operations

  Financial Position and Liquidity

  Contingencies

  Quantitative and Qualitative Disclosures about Market Risk

  New Accounting Pronouncements

  Critical Accounting Policies and Estimates
EXECUTIVE OVERVIEW

The Clorox Company (the Company or Clorox) is a leading manufacturer and marketer of consumer and institutional products with approximately 8,100 employees worldwide as of June 30, 2011, and fiscal year 2011 net sales of $5,231. The Company sells its products primarily through mass merchandisers, grocery stores and other retail outlets. Clorox markets some of consumers’ most trusted and recognized brand names, including its namesake bleach and cleaning products, Green Works® natural cleaners and laundry products, Poett® and Mistolín® cleaning products, Fresh Step® and Scoop Away® cat litter, Kingsford® charcoal, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, Glad® bags, wraps and containers, and Burt’s Bees® natural personal care products. The Company manufactures products in more than two dozen countries and markets them in more than 100 countries.

The Company primarily markets its leading brands in midsized categories considered to have attractive economic profit potential. Most of the Company’s products compete with other nationally-advertised brands within each category and with “private label” brands.

Strategic Goals and Initiatives

The Company has developed a strategy to guide it through its 100-year anniversary in 2013. As part of its strategy, the Company has established two main objectives: 1) to maximize economic profit across its categories, sales channels and countries; and 2) to be the best at building big-share brands in economically-attractive midsized categories.

The Company has established financial goals to measure its progress against its strategy. These goals include 3% to 5% annual sales growth before acquisitions and 75 to 100 basis points of annual improvement in earnings before interest and taxes margin. Additionally, the Company has plans to carefully manage the growth of its asset base. If these financial goals are achieved, the Company believes it can realize annual double-digit percentage economic profit growth (See “Economic profit” below) and free cash flow (See “Free cash flow” below) of 10% to 12% of net sales or more.

The Company plans to achieve these financial goals through its leading product portfolio and by leveraging its capabilities in the areas of the consumer, the customer and cost management. From a portfolio perspective, the Company plans to achieve its growth objectives both in and beyond its core categories. The Company is focused on creating value by investing in new and existing categories and products with profitable growth potential, particularly those categories and products aligned with global consumer trends in the areas of health and wellness, sustainability and affordability and appealing to a multicultural marketplace. To accomplish this, the Company is focusing on growing existing brands, expanding into adjacent product categories, entering new sales channels, increasing distribution within existing countries and pursuing new businesses in growing markets where the Company can profitably establish and sustain a competitive advantage.

The Company will continue to leverage and grow its capabilities in demand creation and strengthen consumer loyalty to its brands through its three strategic capabilities: Desire, Decide and Delight.

Desire is about deeply understanding consumers’ needs and creating integrated prepurchase communications that increase consumers’ awareness about how the Company’s brands meet their needs;

Decide is about winning at the store shelf, through superior packaging and execution of product assortment, merchandising, pricing and shelving; and

Delight is about continuing to offer high-quality, consumer-preferred products that exceed expectations, so the consumers will continue to purchase the Company’s products.

The Company will also continue to aggressively focus on consumer value, trade merchandising, pricing, product mix and cost management to enhance its margins and to offset the impact of volatile foreign currencies and commodity costs.

Fiscal Year 2011 Summary

Financial Highlights

The Company reported earnings from continuing operations for the fiscal year ended June 30, 2011, of $287 and diluted net earnings per share from continuing operations of $2.07 based on weighted average diluted shares outstanding of approximately 138 million. Excluding the non-cash goodwill impairment charge of $258, which the Company recorded in the quarter ended December 31, 2010, the Company reported earnings from continuing operations of $545 or $3.93 diluted net earnings per share from continuing operations.1 This compares to earnings from continuing operations for the fiscal year ended June 30, 2010, of $526 and diluted net earnings per share from continuing operations of $3.69 based on weighted average diluted shares outstanding of approximately 142 million. Restructuring and restructuring-related charges were $0.12 per diluted share for the fiscal year ended June 30, 2011 (See “Restructuring and asset impairment costs” below), as compared with $0.08 per diluted share for the fiscal year ended June 30, 2010. The negative impact of Venezuela foreign currency exchange on diluted earnings per share was $0.11 for the fiscal year ended June 30, 2011 (See “Venezuela” below), as compared to $0.23 for the fiscal year ended June 30, 2010.

In fiscal year 2011, the Company continued to face a challenging business and consumer environment. The Company addressed these challenges through pricing, primarily in international markets, product innovation and product improvements that meet consumer demands and delivering value to consumers and cost structure management.

Certain key fiscal year 2011 developments are summarized as follows:
  The Company’s fiscal year 2011 sales growth was flat, with the benefit of price increases offset by unfavorable product mix and the impact of customer pick-up allowances (See “Net sales” below). Net sales declines of 3% in the first half of fiscal year 2011 were offset by net sales growth of 3% in the second half of the fiscal year. The Company exceeded its innovation target from new products and packages, delivering 2.8% of incremental net sales.

  Cash provided by continuing operations was $690 or 13% of net sales. Free cash flow was $462 or 9% of net sales, reflecting changes in working capital and higher investments in global information technology systems and research and development facilities, which included $55 of capitalized costs and $29 of expenses (See “Operating Activities” below).
1	The Company’s management uses earnings from continuing operations excluding the non-cash goodwill impairment charge and diluted net earnings per share from continuing operations before non-cash goodwill impairment, both non-GAAP measures, to evaluate business performance. See “Results of Operations” for information as to why the Company believes this non-GAAP information is useful to investors.

  The Company’s gross margin decreased to 43.5% in fiscal year 2011 from 44.3% in fiscal year 2010, which reflects the impact of higher commodity costs, higher manufacturing and logistics costs and unfavorable product mix, partially offset by strong cost savings and the benefit of price increases (See “Gross profit” below).

  The Company responded to cost pressures by taking pricing actions, which resulted in a gross margin benefit of approximately $65, and aggressively managing costs through initiatives, which generated approximately $110 of cost savings.

  In November 2010, the Company completed the sale of its global auto care businesses (Auto Businesses) and received cash consideration of $755 (See “Discontinued operations” below).

  In the quarter ended December 31, 2010, the Company recorded a non-cash goodwill impairment charge of $258 for the Burt’s Bees reporting unit (See “Goodwill impairment” below).

  Using free cash flow and approximately $520 of the proceeds from the sale of the Auto Businesses the Company repurchased approximately 9.8 million shares of its common stock at a cost of approximately $655.

  The Company also returned $303 of dividends to stockholders and announced an increase in the cash dividend to $2.40 per share from $2.20 per share.

  In fiscal year 2011, $300 of long-term debt became due and was paid. The Company funded the debt repayment through the issuance of commercial paper and the use of operating cash flows.

  Return on invested capital (ROIC) increased to 23.9% in fiscal year 2011 compared to 23.4% in fiscal year 2010 (Refer to Exhibit 99.4).2

  Economic profit was essentially flat, reflecting higher investments in global information technology systems and research and development facilities, which included $55 of capitalized costs and $29 of expenses (See “Economic profit” below and Exhibit 99.3).3
2	The Company’s management uses ROIC, a non-GAAP measure, to evaluate business performance, as it believes the presentation of ROIC provides additional information to investors about the current trends in the business. ROIC is a measure of how effectively the Company allocates capital.

3	The Company’s management uses economic profit, a non-GAAP measure, to evaluate business performance. See “Economic profit” below for information as to why the Company believes this non-GAAP information is useful to investors.

RESULTS OF OPERATIONS

Management’s discussion and analysis of the Company’s results of operations, unless otherwise noted, compares fiscal year 2011 to fiscal year 2010, and fiscal year 2010 to fiscal year 2009, using percent changes calculated on a rounded basis, except as noted. The discussion of results of worldwide operations includes certain measures not defined by accounting principles generally accepted in the United States of America (non-GAAP measures), including earnings from continuing operations excluding the non-cash goodwill impairment charge, return on invested capital (ROIC), economic profit, diluted net earnings per share from continuing operations before the non-cash goodwill impairment charge, free cash flow as a percentage of net sales and earnings from continuing operations before income taxes and the non-cash goodwill impairment charge. Management believes these measures provide investors with additional information about the underlying results and trends of the Company. These non-GAAP financial measures may not be the same as similar measures presented by other companies. Information about these non-GAAP measures is set forth in the paragraphs in which they are discussed.

CONSOLIDATED RESULTS

Continuing Operations

Net sales in fiscal year 2011 were flat compared to fiscal year 2010 primarily due to the benefit of price increases offset by unfavorable product mix, the impact of customer pick-up allowances and unfavorable foreign exchange rates, primarily related to Venezuela. Volume was also flat, which reflected increased shipments of Burt’s Bees® natural personal care products, primarily driven by domestic lip balm strength and International market growth; increased shipments of Pine-Sol® cleaner, primarily due to increased merchandising events and distribution gains; and increased shipments of Fresh Step® cat litter, driven by product improvements and increased merchandising events. These increases were offset by lower shipments of Glad® food storage products and Glad® trash bags, primarily due to competitive activity. Category consumption on an all-outlet basis was down approximately 2% for fiscal year 2011; however, the Company increased its all-outlet market share by approximately 0.5%. In addition, strong retailer merchandising in the prior fiscal year, primarily related to Kingsford® charcoal products and Hidden Valley® bottled salad dressings, contributed to the Company’s flat sales.

Net sales in fiscal year 2010 increased 1% compared to fiscal year 2009. Volume increased 3%, primarily due to increased shipments of Clorox Disinfecting Wipes® and other disinfecting products to meet demand associated with the H1N1 flu pandemic, increased shipments of Hidden Valley® salad dressings and Kingsford® charcoal products due to promotional activities and increased shipments of Pine-Sol® cleaner due to increased distribution and promotional activities. Also contributing to the volume growth were increased shipments of Fresh Step® cat litter due to promotional activities and higher shipments of bleach and other disinfecting and fragranced cleaning products in Latin America due to increased demand largely as a result of the H1N1 flu pandemic. These increases were partially offset by lower shipments of Glad® food storage products due to competitive activity, category softness and the Company’s exit from a private label food bags business. Volume outpaced net sales growth primarily due to increased trade-promotion spending (approximately 130 basis points) and other factors, including the negative impact of foreign currencies (approximately 110 basis points), partially offset by pricing (approximately 140 basis points).

Gross profit decreased 2% in fiscal year 2011, from $2,319 to $2,273, and decreased 80 basis points as a percentage of net sales to 43.5%. Gross margin contraction in fiscal year 2011 reflects approximately 170 basis points from higher commodity costs, 60 basis points from higher manufacturing and logistics costs and 60 basis points from unfavorable product mix; these decreases were partially offset by 170 basis points from cost savings and 80 basis points from the benefit of price increases.

Gross profit increased 5% in fiscal year 2010, from $2,204 to $2,319, and increased 160 basis points as a percentage of net sales to 44.3%. Gross margin expansion in fiscal year 2010 reflects approximately 180 basis points from cost savings and 90 basis points from pricing, partially offset by 70 basis points from the impact of manufacturing and logistics costs, unfavorable foreign exchange rates and the impact of unfavorable product mix.

Diluted net earnings per share from continuing operations

The following is a reconciliation of diluted net earnings per share from continuing operations to diluted net earnings per share from continuing operations before the non-cash goodwill impairment charge:

	2011	2010	2009
Net earnings per share from continuing operations	$2.07	$3.69	$3.33
Add: Non-cash goodwill impairment per share	1.86	-	-
Net earnings per share from continuing operations
before non-cash goodwill impairment	$3.93	$3.69	$3.33
Percent change from prior fiscal year	6.5%	10.8%	24.3%

The Company’s management uses diluted net earnings per share from continuing operations before non-cash goodwill impairment, a non-GAAP measure, to evaluate business performance and believes that this information provides investors with additional information about the underlying results and trends of the Company. Excluding the non-cash goodwill impairment charge, the Company’s diluted net earnings per share from continuing operations increased $0.24 in fiscal year 2011, primarily driven by cost savings, the benefits of pricing, lower incentive compensation, lower interest expense, a lower tax rate and share repurchases. These increases were partially offset by higher commodity costs, unfavorable product mix and higher manufacturing and logistics costs.

Diluted net earnings per share from continuing operations increased by $0.36 in fiscal year 2010, primarily due to higher earnings from continuing operations. The increase in earnings from continuing operations was primarily due to price increases and the benefits of cost savings, lower interest expense and lower restructuring and restructuring-related charges. These factors were partially offset by the negative impact of inflationary pressure in Latin America, higher employee incentive compensation accruals, higher advertising costs and unfavorable foreign rates.

Economic profit (EP) is a non-GAAP measure used by the Company’s management to evaluate business performance and allocate resources, and is a component in determining management’s short-term incentive compensation and the Company’s contribution to employee profit sharing plans (for a detailed reconciliation of EP to earnings from continuing operations before income taxes of $563, the most comparable GAAP financial measure, refer to Exhibit 99.3). EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. EP is defined by the Company as earnings from continuing operations before income taxes, non-cash restructuring-related and asset impairment costs, non-cash goodwill impairment and interest expense; less an amount of tax based on the effective tax rate before the non-cash goodwill impairment charge and less a capital charge. EP decreased 0.5% in fiscal year 2011. EP increased 15.2% during fiscal year 2010, primarily due to higher earnings from continuing operations and lower interest expense.

Free cash flow is a non-GAAP measure used by the Company’s management to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth, and financing activities, including debt payments, dividend payments and share repurchases. Free cash flow is calculated as net cash provided by continuing operations less capital expenditures. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures.

	2011	2010	2009
Net cash provided by continuing operations	$690	$764	$664
Less: capital expenditures	(228)	(201)	(196)
Free cash flow	$462	$563	$468
Free cash flow as a percentage of net sales	8.8%	10.8%	9.1%

Free cash flow as a percentage of net sales decreased in fiscal year 2011, primarily due to changes in working capital and higher capital expenditures for investments in global information technology systems and research and development facilities.

Free cash flow as a percentage of net sales increased in fiscal year 2010 primarily due to higher earnings from continuing operations and an increase in accrued liabilities, mainly driven by higher employee benefit accruals largely related to an increase in incentive compensation and a change in the timing of salary payments for a substantial number of the Company’s employees from semi-monthly to biweekly pay. These factors were partially offset by a $15 increase in pension plan contributions.

Expenses

				Change		% of Net sales
	2011	2010	2009	2011 to 2010	2010 to 2009	2011	2010	2009
Selling and administrative expenses	$735	$734	$703	-%	4%	14.1%	14.0%	13.6%
Advertising costs	502	494	474	2	4	9.6	9.4	9.2
Research and development costs	115	118	113	(3)	4	2.2	2.3	2.2

Selling and administrative expenses remained flat in fiscal year 2011, as increased investments in global information technology systems and research and development facilities were offset by lower employee incentive compensation costs and cost savings, primarily from the Company’s restructuring activities.

Selling and administrative expenses increased in fiscal year 2010 due to inflationary pressure in Latin America that contributed approximately 3% of the increase, higher employee incentive compensation accruals, investments in information technology systems, unfavorable foreign exchange rates, the international expansion of Burt’s Bees and higher legal costs. These costs were partially offset by cost savings from the Company’s restructuring activities.

Advertising costs increased in fiscal year 2011, as the Company increased its investment behind new products and its established brands, primarily related to Hidden Valley® and K C Masterpiece® dressings and sauces, the Brita® on-the-go water bottle, and International initiatives. These increases were partially offset by decreased investment behind Green Works® natural cleaning products and Glad® trash bags, and cost savings.

Advertising costs increased in fiscal year 2010 as the Company continued to support its established brands, including new initiatives in Latin America and promotional activities behind Clorox 2® stain fighter and color booster, and support of its new products, including Green Works® natural laundry detergent.

Research and development costs decreased in fiscal year 2011, primarily due to lower employee incentive compensation costs and decreased investment behind Green Works® natural cleaning products, partially offset by increased investment behind Burt’s Bees® natural personal care products, Brita® water-filtration products and International initiatives.

Research and development costs increased in fiscal year 2010 primarily due to continued expansion of Green Works® natural cleaning products and the Company’s continued support of product improvements and innovations.

Restructuring and asset impairment costs, goodwill impairment, interest expense, other (income) expense, net, and the effective tax rate on income from continuing operations

	2011	2010	2009
Restructuring and asset impairment costs	$4	$4	$19
Goodwill impairment	258	-	-
Interest expense	123	139	161
Other (income) expense, net	(27)	25	25
Income taxes from continuing operations	276	279	237

Restructuring and asset impairment costs were $4, $4 and $19 in fiscal years 2011, 2010 and 2009, respectively, and were related to the Company’s supply chain and other restructuring activities. The Company’s restructuring plan involves simplifying its supply chain and other activities and includes reducing certain staffing levels, resulting in additional costs, including severance, and certain facilities related costs associated with this activity. The Company may, from time to time, decide to pursue additional restructuring-related initiatives to drive cost savings and efficiencies.

The accrued restructuring liability as of July 1, 2008 was $4. Since July 1, 2008, the Company has incurred total restructuring charges of $22 and made total restructuring payments of $24. The accrued restructuring liability as of June 30, 2011, was $2.

In addition, the Company incurred restructuring-related costs, primarily recorded in cost of products sold and selling and administrative expenses, associated with the Company’s restructuring activities, totaling $23, $13 and $18 in fiscal years 2011, 2010 and 2009, respectively. Total non-cash restructuring-related costs for fiscal years 2011, 2010 and 2009 were $6, $4 and $10, respectively.

The Company anticipates incurring approximately $20 to $30 of restructuring-related charges in fiscal year 2012, of which approximately $7 are expected to be non-cash. The Company anticipates approximately $13 to $20 of restructuring-related charges in selling and administrative expenses in Corporate, and $2 to $3 of cost of product sold charges in the Cleaning reportable segment and $5 to $7 in the Household reportable segment.

Goodwill impairment

During the fiscal 2011 second quarter, the Company identified challenges in increasing sales for the Burt’s Bees business in new international markets in accordance with projections, particularly in the European Union and Asia. Additionally, during the fiscal 2011 second quarter, the Company initiated its process for updating the three-year long-range financial and operating plan for the Burt’s Bees business. In addition to slower than projected growth of international sales and challenges in the timing of certain international expansion plans, the domestic natural personal care category had not recovered in accordance with the Company’s projections. Following the comprehensive reevaluation, the Company recognized an impairment charge during the fiscal 2011 second quarter.

The impairment charge is a result of changes in the assumptions used to determine the fair value of the Burt’s Bees business based on slower than forecasted category growth as well as recent challenges in international expansion plans, which have adversely affected the assumptions for international growth and the estimates of expenses necessary to achieve that growth. The revised assumptions reflect somewhat higher cost levels than previously projected. As a result of this assessment, the Company determined that the book value of the Burt’s Bees reporting unit exceeded its fair value, resulting in a non-cash impairment charge of $258 recognized in the second quarter ended December 31, 2010. The non-cash goodwill impairment charge is based on the Company’s current estimates regarding the future financial performance of the Burt’s Bees business and macroeconomic factors. There was no substantial tax benefit associated with this non-cash charge.

To determine the fair value of the Burt’s Bees reporting unit, which is in the Lifestyle segment, the Company used a discounted cash flow (DCF) approach, as it believes that this approach is the most reliable indicator of fair value of the business. Under this approach, the Company estimated the future cash flows of the Burt’s Bees reporting unit and discounted these cash flows at a rate of return that reflects its relative risk.

The Company’s trademarks and definite-lived intangible assets for the Burt’s Bees reporting unit were included in the impairment testing. The impairment testing concluded that these assets were not impaired.

During the fiscal 2011 fourth quarter, the Company completed its annual impairment test of goodwill and indefinite-lived intangible assets and no instances of impairment were identified.

Interest expense decreased $16 in fiscal year 2011, primarily due to a decline in average debt balances.

Interest expense decreased in fiscal year 2010, primarily due to a lower weighted average interest rate paid on commercial paper and a decline in average debt balances.

Other (income) expense, net, of $(27) in fiscal year 2011 included $(13) of low-income housing partnership gains, $(9) of income from transition services related to the Company’s sale of its Auto Businesses, $(8) of equity earnings in unconsolidated affiliates and $(3) of interest income. Partially offsetting this income was $9 from the amortization of intangibles.

Other expense, net, of $25 in fiscal year 2010 included $26 of net foreign exchange transaction and re-measurement losses, primarily related to the Company’s subsidiary in Venezuela, $9 of the amortization of intangibles and $1 of other expenses. Partially offsetting these expenses were $(9) of equity earnings in unconsolidated affiliates and $(3) of interest income.

Other expense, net, of $25 in fiscal year 2009 included $27 of net foreign exchange transaction losses, primarily related to the Company’s subsidiary in Venezuela, $7 of the amortization of intangibles and $3 from the Company’s investments in low-income housing partnerships. Partially offsetting these expenses were $(8) of equity earnings in unconsolidated affiliates and $(4) of interest income.

The effective tax rate on income from continuing operations was 49.0%, 34.7% and 33.5% in fiscal years 2011, 2010 and 2009, respectively. The substantially higher tax rate in fiscal year 2011 resulted from the non-deductible non-cash goodwill impairment charge of $258 related to the Burt’s Bees reporting unit as there was no substantial tax benefit associated with this non-cash charge.

The fiscal year 2010 tax rate was higher than in fiscal year 2009 primarily due to favorable tax settlements in fiscal year 2009.

Discontinued operations

In September 2010, the Company entered into a definitive agreement to sell its Auto Businesses to an affiliate of Avista Capital Partners in an all-cash transaction. In November 2010, the Company completed the sale pursuant to the terms of a Purchase and Sale Agreement (Purchase Agreement) and received cash consideration of $755. The Company also received cash flows of approximately $30 related to net working capital that was retained by the Company as part of the sale. Included in earnings from discontinued operations for fiscal year ended June 30, 2011, is an after-tax gain on the transaction of $247.

Included in the transaction were substantially all of the Company’s Auto Businesses, the majority of which are in the U.S., Australia, Canada and Europe, including the worldwide rights to the market-leading Armor All® and STP® brands. As part of the transaction, the buyer acquired two auto care manufacturing facilities, one in the U.S. and one in the United Kingdom. Employees at these facilities, the Auto Businesses management team and other employees affiliated with the Auto Businesses transferred to the buyer. The results of the Auto Businesses have historically been part of the Company’s Cleaning and International reportable segments. In connection with the discontinued operations presentation in the consolidated financial statements, certain financial statement footnotes have also been updated to reflect the impact of discontinued operations.

As part of the Purchase Agreement, certain transition services are being provided to the buyer for a period of up to eighteen months from the date of sale. The purpose of these services is to provide short-term assistance to the buyer in assuming the operations of the Auto Businesses. These services do not confer to the Company the ability to influence the operating or financial policies of the Auto Businesses under their new ownership. The Company’s cash inflows and outflows from these services have not been nor are expected to be significant during the transition period. Income from these transition services for the fiscal year ended June 30, 2011 was $9 and is being reported in other (income) expense, net, in continuing operations. The costs associated with the services are reflected in continuing operations in the consolidated statements of earnings. Aside from the transition services, the Company has included the financial results of the Auto Businesses in discontinued operations for all periods presented. Assets related to the Auto Businesses are presented as assets held for sale, net, on the accompanying consolidated balance sheet as of June 30, 2010.

The following table presents the net sales and earnings attributable to the Auto Businesses, which includes the financial results up to November 5, 2010, the date of the sale, as of June 30:

	2011	2010	2009
Net sales	$95	$300	$292
Earnings before income taxes	$34	$120	$102
Income tax expense on earnings	(11)	(43)	(37)
Gain on sale, net of tax	247	-	-
Earnings from discontinued operations	$270	$77	$65

The major classes of assets and liabilities of the Auto Businesses reflected as assets held for sale, net, as of June 30, 2010 were as follows:

2010
Receivables, net	$4
Inventories, net	35
Other current assets	1
Property, plant and equipment, net	13
Goodwill	347
Trademarks and other intangible assets, net	12
Accounts payable and other liabilities	(7)
Total	$405

SEGMENT RESULTS FROM CONTINUING OPERATIONS

The following presents the results of continuing operations from the Company’s reportable segments excluding certain unallocated costs included in Corporate (See Note 21 for a reconciliation of segment results to total Company results):

Cleaning

				Change
	2011	2010	2009	2011 to 2010	2010 to 2009
Net sales	$1,619	$1,624	$1,621	-%	-%
Earnings from continuing operations before income taxes	356	368	345	(3)	7

Fiscal year 2011 versus fiscal year 2010: Net sales were flat, volume increased and earnings from continuing operations before income taxes decreased during fiscal year 2011. Volume growth of 1% was primarily driven by increased shipments of disinfecting products in the Away From Home business. Also contributing to volume growth were increased shipments of several products, including Pine-Sol® cleaner, Clorox® Clean-Up® Cleaner with Bleach, Clorox® disinfecting bathroom cleaners and Clorox® Disinfecting Wipes, primarily behind strong merchandising activities. These increases were partially offset by lower shipments of laundry additives due to category softness; and lower shipments of Tilex® mold and mildew remover, due to competitive activity. Volume outpaced net sales primarily due to the impact of incremental customer pick-up allowances (approximately 60 basis points). The decrease in earnings from continuing operations before income taxes was primarily driven by lower sales, $27 of higher commodity costs, $17 of unfavorable product mix and other smaller items. These decreases were partially offset by $29 of cost savings, due to various manufacturing efficiencies and network consolidations, and $12 of lower advertising and sales promotion activities.

Fiscal year 2010 versus fiscal year 2009: Net sales were flat while volume and earnings from continuing operations before income taxes increased during fiscal year 2010. Volume growth of 4% was primarily due to increased shipments of Clorox Disinfecting Wipes® and other disinfecting products to meet demand associated with the H1N1 flu pandemic. Also contributing to the volume growth were increased shipments of Pine-Sol® cleaner and Clorox® toilet bowl cleaners due to increased distribution and promotional activities. These increases were partially offset by lower shipments of the Green Works® line of natural cleaners due to category softness. Volume outpaced net sales growth primarily due to unfavorable product mix (approximately 220 basis points) and increased trade-promotion spending (approximately 150 basis points). The increase in earnings from continuing operations before income taxes was primarily driven by $34 of cost savings, due to network consolidations and various manufacturing efficiencies, and $16 of favorable commodity costs, primarily resin and chlor-alkali. These increases were partially offset by $24 from the impact of unfavorable product mix.

Household

				Change
	2011	2010	2009	2011 to 2010	2010 to 2009
Net sales	$1,611	$1,663	$1,726	(3)%	(4)%
Earnings from continuing operations before income taxes	278	290	289	(4)	-

Fiscal year 2011 versus fiscal year 2010: Net sales, volume and earnings from continuing operations before income taxes decreased during fiscal year 2011. Volume decline of 2% was primarily driven by lower shipments of Glad® food-storage products due, primarily, to competitive activity and lower shipments of Kingsford® charcoal products. Also contributing to volume decline was lower shipments of Glad® trash bags primarily due to competitive activity and the impact of price increases. These decreases were partially offset by increased shipments of Fresh Step® cat litter, driven by product improvements and increased merchandising events; and increased shipments of Glad® premium trash bags, primarily due to product improvements. The variance between net sales and volume was primarily due to the impact of incremental customer pick-up allowances (approximately 110 basis points) and unfavorable product mix (approximately 60 basis points), partially offset by the benefits of pricing (approximately 90 basis points). The decrease in earnings from continuing operations before income taxes was primarily due to lower sales and $30 of higher commodity costs, primarily resin, partially offset by $30 of cost savings due to various manufacturing efficiencies and product improvements, and other smaller items.

Fiscal year 2010 versus fiscal year 2009: Earnings from continuing operations before income taxes were flat while net sales and volume decreased during fiscal year 2010. Volume decline of 1% was primarily driven by lower shipments of Glad® food-storage products primarily due to competitive activity, category softness and the Company’s exit from a private label food bags business, partially offset by increased shipments of Kingsford® charcoal products and Fresh Step® cat litter, due to increased promotional activities. The variance between volume and net sales was primarily due to price declines on Glad® trash bags implemented in the previous fiscal year (approximately 230 basis points) and increased trade-promotion spending in response to competitive activity (approximately 150 basis points). The flat earnings from continuing operations before income taxes reflects $38 of cost savings, primarily associated with the Company’s diversification of its supplier base and various manufacturing efficiencies, partially offset by a $26 impact of price declines on Glad® trash bags implemented in the previous fiscal year and other items.

Lifestyle

				Change
	2011	2010	2009	2011 to 2010	2010 to 2009
Net sales	$883	$864	$813	2%	6%
(Losses) earnings from continuing operations before
income taxes	(1)	303	270	(100)	12
Non-cash goodwill impairment	258	-	-	*	-
Earnings from continuing operations before
income taxes and non-cash goodwill impairment charge	$257	$303	$270	(15)%	12%

*	The percentage change is not included because there was no non-cash goodwill impairment charge in fiscal year 2010.

The Company’s management uses earnings from continuing operations before income taxes and the non-cash goodwill impairment charge, a non-GAAP measure, to evaluate business performance and believes that this information provides investors with additional information about the underlying results and trends of this segment.

Fiscal year 2011 versus fiscal year 2010: Net sales and volume increased while earnings from continuing operations decreased during fiscal year 2011. Volume growth of 3% was primarily driven by increased shipments of Burt’s Bees® natural personal care products, due to domestic lip balm strength and International market growth. Also contributing to the growth in volume was increased shipments of Hidden Valley® salad dressings and increased shipments of the new Brita® on-the-go water bottle. These increases were partially offset by lower shipments of K C Masterpiece® barbeque sauces. Volume outpaced net sales growth primarily due to higher trade-promotion spending (approximately 30 basis points). The decrease in earnings from continuing operations before income taxes was primarily due to the non-cash goodwill impairment charge of $258 for the Burt’s Bees business. The decrease in earnings from continuing operations before income taxes and the non-cash goodwill impairment charge was primarily due to $21 of higher advertising costs in support of product innovation; $7 of higher commodity costs, primarily soybean oil and garlic; $7 of higher selling and administrative expenses; and $6 of higher manufacturing and logistics costs. These factors were partially offset by higher sales and $9 of cost savings, due to various manufacturing efficiencies, and other smaller items.

Fiscal year 2010 versus fiscal year 2009: Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2010. Volume growth of 9% was primarily driven by increased shipments of Hidden Valley® salad dressings due to promotional activities, Brita® pour-through water-filtration products due to merchandising and Burt’s Bees® natural personal care products due to international expansion. Volume growth outpaced net sales growth primarily due to increased trade-promotion spending (approximately 140 basis points) and product mix (approximately 140 basis points). The increase in earnings from continuing operations before income taxes was primarily due to higher sales, $14 of favorable commodity costs, primarily soybean oil, $8 of cost savings and other items, partially offset by $11 of higher advertising costs.

International

				Change
	2011	2010	2009	2011 to 2010	2010 to 2009
Net sales	$1,118	$1,083	$998	3%	9%
Earnings from continuing operations before income taxes	147	144	121	2	19

Fiscal year 2011 versus fiscal year 2010: Net sales and earnings from continuing operations before income taxes increased while volume was flat during fiscal year 2011. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 650 basis points), partially offset by the impact of unfavorable foreign exchange rates (approximately 150 basis points) and unfavorable product mix (approximately 110 basis points). The increase in earnings from continuing operations before income taxes was primarily due to $71 from the benefit of price increases, primarily due to inflation in Latin America; $17 from the benefit of cost savings; and $15 from favorable foreign currency exchange. These increases were partially offset by $28 of unfavorable manufacturing and logistics costs, primarily due to inflation in Latin America; $25 of higher selling and administration costs, primarily associated with investments in information technology systems; $22 of higher commodity costs behind inflationary pressures in Latin America and other smaller items.

Fiscal year 2010 versus fiscal year 2009: Net sales, volume and earnings from continuing operations before income taxes increased during fiscal year 2010. Volume growth of 3% was primarily driven by increased shipments of bleach and other disinfecting and fragranced cleaning products in Latin America due to increased demand largely as a result of the H1N1 flu pandemic. Net sales growth outpaced volume growth primarily due to the impact of price increases (approximately 1,040 basis points), partially offset by the impact of unfavorable foreign exchange rates (approximately 200 basis points). The increase in earnings from continuing operations before income taxes was primarily due to $113 from the impact of price increases and $21 of cost savings, which include more efficient sourcing of raw materials and the consolidation of certain manufacturing facilities. This was partially offset by $53 of foreign currency exchange losses in Venezuela consisting of $19 of translation losses, $24 of transaction losses resulting from converting local currency to U.S. dollars using the parallel market currency exchange rate for inventory purchases, and $10 of re-measurement losses. Also contributing to the offset was $16 of higher advertising costs, primarily to support new initiatives in Latin America, $13 of higher selling and administrative expenses, primarily due to inflationary pressures in Latin America and other items.

Venezuela

Prior to December 31, 2009, the Company translated its Venezuelan subsidiary’s financial statements using Venezuela’s official currency exchange rate, which had been fixed by the Venezuelan government at 2.15 bolivar fuertes (VEFs) to the U.S. dollar. Effective December 31, 2009, the Company began translating its Venezuelan subsidiary’s financial statements using the parallel market currency exchange rate (exchange rates negotiated with local financial intermediaries), the rate at which the Company expected to be able to remit dividends or return capital. The rate used at December 31, 2009, was 5.87 VEFs to the U.S. dollar. On a pre-tax basis, this change in the rate used for converting these currencies resulted in a one time re-measurement loss of $12 during the Company’s fiscal quarter ended December 31, 2009, which related primarily to U.S. dollar denominated inventory purchases.

Effective January 1, 2010, the financial statements for the Company’s Venezuelan subsidiary have been consolidated under the rules governing the translation of financial information in a highly inflationary economy. Under U.S. GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three-year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into the Company’s reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of non-U.S. dollar monetary assets and liabilities are reflected in current net earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. Nonmonetary assets and liabilities, such as inventory, property, plant and equipment and prepaid expenses, are recorded in U.S. dollars at the historical rates at the time of acquisition of such assets or liabilities.

In May 2010, the Venezuela government suspended the functioning of the parallel currency exchange market and in June 2010, the Venezuela Central Bank established an alternative currency exchange market. This alternative market includes volume restrictions on the amount of U.S. dollars which may be converted each month. In June 2010, the Company began utilizing the exchange rate at which the Company was purchasing U.S. dollars through the alternative market, which was 5.3 VEFs to the U.S. dollar at that time, as the translation rate for the Company’s Venezuelan subsidiary’s financial statements.

For fiscal years 2011 and 2010, Venezuela's net sales and total assets represented approximately 2% and 1% of the total Company's net sales and total assets, respectively.

Corporate

				Change
	2011	2010	2009	2011 to 2010	2010 to 2009
Losses from continuing operations before income taxes	$(217)	$(300)	$(316)	(28)%	(5)%

Fiscal year 2011 versus fiscal year 2010: The decrease in losses from continuing operations before income taxes was primarily due to lower employee benefit and incentive compensation costs; lower interest expense, primarily due to a decline in average debt balances; low-income housing partnership gains; cost savings associated with the Company’s restructuring initiatives; and income from transition services related to the sale of the Auto Businesses.

Fiscal year 2010 versus fiscal year 2009: The decrease in losses from continuing operations before income taxes was primarily due to a decrease in restructuring costs, cost savings associated with the Company’s restructuring initiatives, and lower interest expense primarily due to a decrease in average interest rate paid on commercial paper borrowings and a decline in average debt balances. These decreases were partially offset by higher employee incentive compensation costs.

FINANCIAL POSITION AND LIQUIDITY

Management’s discussion and analysis of the Company’s financial position and liquidity describes its consolidated operating, investing and financing activities, contractual obligations and off balance sheet arrangements.

The following table summarizes cash activities:

	2011	2010	2009
Net cash provided by continuing operations	$690	$764	$664
Net cash provided by (used for) investing activities from continuing operations	544	(229)	(196)
Net cash used for financing activities	(1,078)	(706)	(540)

The Company’s cash position includes amounts held by foreign subsidiaries, and as a result the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balances is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in other (income) expense, net. The Company’s cash holdings as of the end of fiscal years 2011 and 2010 were as follows:

	2011	2010	2009
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$98	$42	$74
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	15	13	52
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	26	7	13
U.S. dollar balances held by U.S. dollar functional currency subsidiaries	120	25	67
Total	$259	$87	$206

The Company’s total cash balance increased $172 as of June 30, 2011, as compared to June 30, 2010. The increase was primarily attributable to the expiration of a U.S. federal tax law in June 2011 that provided tax relief for U.S. companies to borrow from their foreign subsidiaries on a short-term basis, borrowings which the Company used to pay down commercial paper balances in fiscal year 2010. As of June 30, 2010, the Company had short-term intercompany borrowings, with an initial maturity of 60 days, from its foreign subsidiaries of $155, pursuant to the provisions of this tax relief.

Operating Activities

Net cash provided by continuing operations decreased to $690 in fiscal year 2011 from $764 in fiscal year 2010. The year-over-year decrease was primarily driven by higher fiscal year 2010 incentive compensation payments paid in fiscal year 2011, as compared to fiscal year 2009 incentive compensation payments paid in 2010, and other working capital changes.

As of June 30, 2011 and 2010, total current liabilities exceeded total current assets (excluding assets held for sale) by $86 and $561, respectively, which was primarily attributable to the Company’s focus on maintaining receivable, inventory and payable balances at levels consistent with the Company’s business plan and $300 of long-term debt classified in current liabilities at June 30, 2010 which became due and was paid in fiscal year 2011.

Investing Activities

In fiscal year 2011, investing activities included $747 of proceeds from the sale of the Auto Businesses, net of transaction costs. Capital expenditures were $228, $201 and $196, respectively, in fiscal years 2011, 2010 and 2009. Capital spending as a percentage of net sales was 4.4% for fiscal year 2011, and 3.8% for both fiscal year 2010 and 2009. The Company estimates capital spending during fiscal year 2012 will be in the range of $240 to $250. The increase in fiscal year 2011 capital spending, and anticipated increase in fiscal year 2012, are primarily associated with the Company’s investments in global information technology systems and investments in research and development facilities.

In January 2010, the Company acquired the assets of Caltech Industries, Inc., a company that provides disinfectants for the health care industry, for an aggregate price of $24, with the objective of expanding the Company’s capabilities in the areas of health and wellness. In connection with the purchase, the Company acquired Caltech Industries’ workforce. The Company paid for the acquisition in cash.

Net assets acquired, at fair value, included $2 of inventory and $4 of other assets, $9 of goodwill, $6 of trademarks, $2 of customer list, $2 of product formulae and $1 of other liabilities. The trademarks, customer list and product formulae are amortized over a period of 3, 15 and 10 years, respectively. Goodwill represents a substantial portion of the acquisition price.

Financing Activities

Capital Resources and Liquidity

Credit Arrangements

At June 30, 2011, the Company had a $1.1 billion revolving credit agreement with an expiration date of April 2013. There were no borrowings under this revolving credit arrangement, which the Company believes is available and will continue to be available for general corporate purposes and to support commercial paper issuances. The revolving credit agreement includes certain restrictive covenants. The primary restrictive covenant is a maximum ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA) for the trailing 4 quarters (EBITDA ratio), as defined in the Company’s revolving credit agreement, of 3.25 times. EBITDA, as defined, may not be comparable to similarly titled measures used by other entities.

The following table sets forth the calculation of the EBITDA ratio, as contractually defined, at June 30:

	2011	2010	2009
Net earnings	$557	$603	$537
Add back:
Interest expense	123	139	161
Income tax expense	366	322	274
Depreciation and amortization	173	185	190
Goodwill impairment charge	258	-	-
Certain asset impairment charges	-	-	3
Deduct:
Interest income	(3)	(3)	(4)
Gain on sale	(326)	-	-
EBITDA	$1,148	$1,246	$1,161
Total debt	$2,584	$2,795	$3,149
EBITDA ratio	2.25	2.24	2.71

The Company is in compliance with all restrictive covenants and limitations as of June 30, 2011. The Company anticipates being in compliance with all restrictive covenants for the foreseeable future. The Company continues to monitor the financial markets and assess its ability to fully draw on its revolving credit facility, but currently expects that any drawing on the facility will be fully funded.

The Company had $31 of foreign and other credit lines at June 30, 2011, of which $23 was available for borrowing.

Based on the Company’s working capital requirements, the current borrowing availability under its credit agreements, its credit ratings, and its anticipated ability to generate positive cash flows from operations in the future, the Company believes it will have the funds necessary to meet its financing requirements and other fixed obligations as they become due. Should the Company undertake transactions requiring funds in excess of its current cash levels and available credit lines, it might consider the issuance of debt or other securities to finance acquisitions, repurchase shares, refinance debt or fund other activities for general business purposes. The Company’s access to or cost of such additional funds could be adversely affected by any decrease in credit ratings, which were the following as of June 30:

	2011		2010
	Short-term	Long-term	Short-term	Long-term
Standard & Poor’s	A-2	BBB+	A-2	BBB+
Moody’s	P-2	Baa1	P-2	Baa2

Share Repurchases and Dividend Payments

The Company has three share repurchase programs: two open-market purchase programs and a program to offset the impact of share dilution related to share-based awards (the Evergreen Program). In May 2008, the Company’s Board of Directors approved an open-market purchase program with a total authorization of $750, of which $229 remains available as of June 30, 2011. In May 2011, the Board of Directors approved a second open-market purchase program with a total authorization of $750, all of which remains available as of June 30, 2011. The Evergreen Program has no authorization limit as to amount or timing of repurchases.

Total share repurchases in fiscal years 2011 and 2010 were $655 (approximately 9.8 million shares) and $150 (approximately $2.4 million shares), respectively. Share repurchases under the open-market purchase program were $521 (approximately 7.7 million shares) for fiscal year 2011. The Company did not repurchase any shares in fiscal years 2010 and 2009 under the open-market purchase program. Share repurchases under the Evergreen Program were $134 (approximately 2.1 million shares) and $150 (approximately 2.4 million shares) in fiscal years 2011 and 2010, respectively. The Company did not repurchase any shares in fiscal year 2009 under the Evergreen Program.

During fiscal years 2011, 2010 and 2009, the Company declared dividends per share of $2.25, $2.05 and $1.88, respectively. During fiscal years 2011, 2010 and 2009, the Company paid dividends per share of $2.20, $2.00 and $1.84, respectively.

The following is a summary of the Company’s gross share repurchases and cash dividends paid during the last three fiscal years:

	2011	2010	2009
Total share repurchases	$655	$150	$-
Cash dividends paid	303	282	258

Contractual Obligations

The Company had contractual obligations at June 30, 2011, payable or maturing in the following fiscal years:

	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt maturities including interest
payments (See Note 10)	$110	$948	$63	$638	$329	$436	$2,524
Notes and loans payable (See Note 10)	459	-	-	-	-	-	459
Purchase obligations(1)	266	62	48	31	19	30	456
Operating leases (See Note 17)	33	31	28	26	24	112	254
ITS Agreement (service agreement only)(2)	35	34	9	-	-	-	78
Contributions to non-qualified supplemental
post retirement plans (3)	14	13	13	13	15	88	156
Venture Agreement terminal obligation
(See Note 12)	-	-	-	-	-	277	277
Total	$917	$1,088	$161	$708	$387	$943	$4,204

(1)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. Any amounts reflected in the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(2)	In October 2006, the Company entered into an Information Technology Services (ITS) agreement with Hewlett-Packard (HP), a third-party service provider. Upon the terms and subject to the conditions set forth in the ITS Agreement, HP is providing certain information technology and related services. The services began in March 2007 and will continue through October 2013. The total minimum contractual obligations at June 30, 2011, are $82, of which $4 are included in operating leases. The minimum contractual obligations are based on an annual service fee that is adjusted periodically based upon updates to services and equipment provided. Included in the ITS Agreement are certain acceleration payment clauses if the Company terminates the contract without cause.

(3)	Represents expected payments through 2020. Based on the accounting rules for retirement and postretirement benefit plans, the liabilities reflected in the Company’s consolidated balance sheets differ from these expected future payments (See Note 20).

At June 30, 2011, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $97. In the twelve months succeeding June 30, 2011, audit resolutions could potentially reduce total unrecognized tax benefits by up to $11, primarily as a result of cash settlement payments. Since the ultimate amount and timing of further cash settlements cannot be predicted due to the high degree of uncertainty, liabilities for uncertain tax positions are excluded from the contractual obligation table (See Note 19).

Off Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) for which terms vary in duration and potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it anticipate making, any payments relating to its indemnifications, and believes that any potential payments would not have a material effect on its financial position, results of operations or cash flows, either individually or in the aggregate.

At June 30, 2011, the Company is a party to letters of credit of $16, primarily related to one of its insurance carriers.

The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2011.

CONTINGENCIES

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company has a recorded liability of $15 and $16 at June 30, 2011 and 2010, respectively, for its share of aggregate future remediation costs related to these matters. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2011 and 2010. The Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing arrangement with a third party. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Currently, the Company cannot accurately predict the timing of future payments that may be made under this obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Based on the Company’s analysis of these claims and litigation, it is the opinion of management that the ultimate disposition of these matters, including the environmental matter described above, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, changes in commodity prices, interest-rate risk and other types of market risk. In the normal course of business, where available at a reasonable cost, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchases and futures contracts. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

Sensitivity Analysis

For fiscal year 2011, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrate the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, commodity prices or interest rates. The results of the sensitivity analyses for foreign currency derivative contracts, commodity derivative contracts and interest rate contracts are summarized below. Actual changes in foreign exchange rates, commodity prices or interest rates may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.

The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether or not, for accounting purposes, the derivative is designated and qualified as a hedge. In the event the Company has contracts not designated as hedges for accounting purposes, the Company recognizes the changes in the fair value of these contracts in other (income) expense, net.

Foreign Currency Derivative Contracts

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign-currency forward contracts. At June 30, 2011, the Company’s foreign-currency transactional exposures pertaining to derivative contracts exist with the Canadian and Australian dollars. Based on a hypothetical decrease or increase of 10% in the value of the U.S. dollar against the Canadian and Australian dollars at June 30, 2011, the estimated fair value of the Company’s foreign currency derivative contracts would decrease or increase by $4, respectively, with the corresponding impact included in accumulated other comprehensive net losses.

Commodity Derivative Contracts

The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. These commodities include, among others, resin, diesel, solvent, soybean oil, corrugate and chlor-alkali. The Company uses various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts, where available at a reasonable cost. Based on a hypothetical decrease or increase of 10% in commodity prices at June 30, 2011, the estimated fair value of the Company’s existing derivative contracts would decrease or increase by $5, respectively, with the corresponding impact included in accumulated other comprehensive net gains or other (income) expense, net, as appropriate.

Interest Rate Contracts

The Company is exposed to interest rate volatility with regard to existing and anticipated future issuances of debt. Primary exposures include movements in U.S. commercial paper rates and the 10-Year U.S. Treasury rate. The Company periodically used interest rate swaps and forward interest rate contracts to reduce interest rate volatility during fiscal years 2011, 2010 and 2009. Weighted average interest rates for commercial paper have been less than 1 percent during fiscal year 2011. Assuming average variable rate debt levels during the fiscal year, a 100 basis point increase in interest rates would increase interest expense from commercial paper by approximately $4 in fiscal year 2011. Assuming average variable rate debt levels during the fiscal year, a decrease in interest rates to zero percent would decrease interest expense from commercial paper by approximately $1. Based on a hypothetical decrease or increase of 100 basis points on the underlying U.S. 10 Year Treasury rate at June 30, 2011, the estimated fair value of the Company’s existing interest rate derivative contracts would decrease or increase by $25, respectively, with the corresponding impact included in accumulated other comprehensive net gains.

NEW ACCOUNTING PRONOUNCEMENTS

Recently Issued Pronouncements

On June 16, 2011, the Financial Accounting Standards Board (FASB) issued new requirements on the presentation of comprehensive income. Companies will be required to present the components of net income and other comprehensive income either in one continuous statement, referred to as the Statement of Comprehensive Income, or in two separate, consecutive statements. Presentation requirements also eliminate the current option to report other comprehensive income and its components in the Statement of Stockholders’ Equity. The components recognized in net income or other comprehensive income under current accounting guidance will not change. The presentation requirements are required to be adopted by the Company in the third quarter of fiscal year 2012.

On May 12, 2011, the FASB issued new requirements to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Accounting Standards. The new requirements change the application of certain fair value measurement principles and enhance the disclosure requirements for fair value measurements. These new requirements are required to be adopted by the Company in the third quarter of fiscal year 2012 and applied prospectively. The Company does not expect the adoption of the new measurement principals to have a material impact on its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements. The most critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies are: revenue recognition; valuation of intangible assets and property, plant and equipment; employee benefits, including estimates related to share-based compensation; and income taxes. The Company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for trade-promotions and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers. Programs include shelf-price reductions, advantageous end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Costs related to these programs are recorded as a reduction of sales. The Company’s estimated costs of trade-promotions incorporate historical sales and spending trends by customer and category. The determination of these estimated costs requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact the Company’s results of operations and trade spending accruals depending on how actual results of the programs compare to original estimates. If the Company’s trade spending accrual estimates at June 30, 2011, were to differ by 10%, the impact on net sales would be approximately $8.

Valuation of Intangible Assets and Property, Plant and Equipment

The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.

With respect to goodwill, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. The Company’s reporting units for goodwill impairment testing purposes are its domestic Strategic Business Units (SBUs), Burt’s Bees, and, in the International reporting segment, its operations in the individual countries, except in a limited number of areas, such as the Caribbean region, where the reporting unit is the region. These reporting units are the smallest components of the Company’s business for which discrete financial information is available that is reviewed by the managers of the operating segments.

To determine the fair value of a reporting unit, the Company uses a discounted cash flow (DCF) approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF are consistent with the Company’s three year long-range plan, which is presented to the Board and gives consideration to actual business trends experienced, and the broader business strategy for the long term. The other key estimates and factors used in the DCF include, but are not limited to, future sales volumes, revenue and expense growth rates, changes in working capital, foreign exchange rates, currency devaluation, inflation, and a perpetuity growth rate.

No instances of impairment were identified during the fiscal year 2011 annual review. The fair value of each of the Company’s reporting units was significantly in excess of the book carrying value. Changes in the assumptions included in the discounted cash flow analysis could materially impact the fair value estimates. No instances of impairment were identified during the annual impairment reviews performed in fiscal years 2010 and 2009.

During the fiscal 2011 second quarter, the Company identified challenges in increasing sales for the Burt’s Bees business in new international markets in accordance with projections, particularly in the European Union and Asia. Additionally, during the fiscal 2011 second quarter, the Company initiated its process for updating the three-year long-range financial and operating plan for the Burt’s Bees business. In addition to slower than projected growth of international sales and challenges in the timing of certain international expansion plans, the domestic natural personal care category had not recovered in accordance with the Company’s projections. Following the comprehensive reevaluation, and as more fully discussed in the Notes to Consolidated Financial Statements, Note 8 Goodwill, Trademarks and Other Intangible Assets, the Company recognized a $258 non-cash impairment charge in the fiscal 2011 second quarter. The Company is monitoring any events, circumstances, or changes in the Burt’s Bees business that might imply a reduction in its estimated fair value and lead to an impairment of goodwill.

For trademarks and other intangible assets with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its estimated fair value. An impairment charge is recorded for the difference between the carrying amount and the fair value. The Company uses an income approach, the relief-from-royalty method, to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The determination of the fair values of trademarks and other intangible assets with indefinite lives requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce different results. There were no instances of impairment identified during fiscal years 2011, 2010 and 2009.

Property, plant and equipment and finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant management judgment including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts quarterly reviews of idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s book value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a DCF model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Employee Benefits

The Company has various individual and group compensation and retirement income programs, including an incentive compensation program, a profit sharing element of The Clorox Company 401(k) plan (the “401(k) plan”) and share-based compensation programs.

Incentive Compensation and Profit Sharing Programs

Through June 30, 2011, contributions to The Clorox Company 401(k) Plan and payments to managerial staff for the annual incentive compensation program are subject to the Company achieving certain fiscal year performance targets. The 401(k) plan has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. As of June 30, 2011, the Company’s contributions to the profit sharing component above 3% of eligible employee earnings were discretionary and were based on the Company achieving certain financial targets. Effective July 1, 2011, The Clorox Company 401(k) Plan, was amended to enhance the matching provisions and also to provide for a fixed and non-discretionary annual contribution in place of the profit sharing component. The Company’s payouts under the annual incentive compensation program are also based on achieving certain financial targets. The Company has accrued for the profit sharing cash contribution and annual incentive compensation program costs quarterly based on estimated annual results versus targets established by the Company’s Board of Directors and has adjusted to actual results at the end of the fiscal year. As of June 30, 2011, the Company accrued $17 for the profit sharing cash contribution and anticipates making the payment to the 401(k) plan in the first quarter of fiscal year 2012. As of June 30, 2011 and 2010, the Company accrued $26 and $44, respectively, related to the annual incentive compensation program.

Share-Based Compensation

The Company grants various nonqualified stock-based compensation awards, including stock options, performance units and restricted stock. The share-based compensation expense and related income tax benefit recognized in the consolidated statement of earnings in fiscal year 2011 were $32 and $12, respectively. As of June 30, 2011, there was $25 of unrecognized compensation costs related to nonvested stock options, restricted stock, and performance unit awards, which is expected to be recognized over a weighted average remaining vesting period of two years.

The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping and the estimated forfeiture rate is adjusted to reflect actual forfeitures upon vesting of such grouping. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. During fiscal year 2011, adjustments totaled less than $1.

The use of different assumptions in the Black-Scholes valuation model could lead to a different estimate of the fair value of each stock option. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. If the Company’s assumption for the volatility rate increased by one percentage point, the fair value of options granted in fiscal year 2011 would have increased by $1. The expected life of the stock options is based on observed historical exercise patterns. If the Company’s assumption for the expected life increased by one year, the fair value of options granted in fiscal year 2011 would have increased by less than $1.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance unit grants generally vest after three years. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and the initial assumption that performance goals will be achieved. Compensation expense is adjusted quarterly based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, previously recognized compensation expense is adjusted to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

Retirement Income Plans

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results could differ from expected results because actuarial assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2011, the Company used a long-term rate of return on plan assets assumption of 8.25% and a beginning of year discount rate assumption of 5.3%. The use of a different discount rate or long-term rate of return on domestic plan assets can significantly impact pension expense. For example, at June 30, 2011, a decrease of 100 basis points in the discount rate would increase pension liability by approximately $47, and potentially increase fiscal year 2012 pension expense by $3. A 100 basis point decrease in the long-term rate of return on plan assets would increase future pension expense in fiscal year 2012 by $4. In fiscal year 2012, the long-term rate of return is assumed to be 7.75% for the domestic plan assets. This change is a result of the generally decreased capital market outlook. The Company also has defined benefit pension plans for eligible international employees, including Canadian and Australian employees, and different assumptions are used in the determination of pension expense for those plans, as appropriate. Refer to Note 20 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

Income Taxes

The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, statutory carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s currently anticipated inability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. A change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances. Changes in the Company's determination would likely require an adjustment to the income tax provision in the quarter in which the determination is made.

CAUTIONARY STATEMENT

This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and such forward-looking statements involve risks and uncertainties. Except for historical information, matters discussed below, including statements about future volume, sales, costs, cost savings, earnings, cash flows, plans, objectives, expectations, growth, or profitability, are forward-looking statements based on management’s estimates, assumptions and projections. Words such as “will,” “could,” “may,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations on such words, and similar expressions, are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed below. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report on Form 10-K for the fiscal year ended June 30, 2011, as updated from time to time in the Company’s Securities and Exchange Commission (SEC) filings. These factors include, but are not limited to the Company’s costs, including volatility and increases in commodity costs such as resin, diesel, chloralkali, sodium hypochlorite, high-strength bleach, agricultural commodities and other raw materials; increases in energy costs; the ability of the Company to implement and generate expected savings from its programs to reduce costs, including its supply chain restructuring and other restructuring plans; supply disruptions or any future supply constraints that may affect key commodities or product inputs; risks inherent in relationships with suppliers, including sole-source or single-source suppliers; risks related to the handling and/or transportation of hazardous substances, including, but not limited to, chlorine; the success of the Company’s strategies; the ability to manage and realize the benefits of joint ventures and other cooperative relationships, including the Company’s joint venture regarding the Company’s Glad® plastic bags, wraps and containers business, and the agreements relating to the provision of information technology, procure to pay and other key services by third parties; risks relating to acquisitions, mergers and divestitures, and the costs associated therewith; risks inherent in maintaining an effective system of internal controls, including the potential impact of acquisitions or the use of third-party service providers, and the need to refine controls to adjust for accounting, financial reporting and other organizational changes or business conditions; the ability of the Company to successfully manage tax, regulatory, product liability, intellectual property, environmental and other legal matters, including the risk resulting from joint and several liability for environmental contingencies and risks inherent in litigation, including class action litigation; risks related to maintaining and updating the Company’s information systems, including potential disruptions, costs and the ability of the Company to implement adequate information systems in order to support the current business and to support the Company’s potential growth; the ability of the Company to develop commercially successful products that delight the consumer; consumer and customer reaction to price changes; actions by competitors; risks related to customer concentration; customer-specific ordering patterns and trends; risks arising out of natural disasters; the impact of disease outbreaks, epidemics or pandemics on the Company’s, suppliers’ or customers’ operations; changes in the Company’s tax rate; unfavorable worldwide, regional or local general economic and marketplace conditions and events, including consumer confidence and consumer spending levels, the rate of economic growth, the rate of inflation or deflation, and the financial condition of the Company’s customers, suppliers and service providers; foreign currency exchange rate fluctuations and other risks of international operations; unfavorable political conditions in the countries where we do business and other operational risks in such countries; the impact of the volatility of the debt and equity markets on the Company’s cost of borrowing, cost of capital and access to funds, including commercial paper and the Company’s credit facility; risks relating to changes in the Company’s capital structure, including risks related to the Company’s ability to implement share repurchase plans and the impact thereof on the Company’s capital structure and earnings per share; the impact of any unanticipated restructuring or asset-impairment charges and the ability of the Company to successfully implement restructuring plans; risks arising from declines in cash flow, whether resulting from declining sales, higher cost levels, tax payments, debt payments, share repurchases, higher capital spending, interest cost increases greater than management’s expectations, interest rate fluctuations, increases in debt or changes in credit ratings, or otherwise; the costs and availability of shipping and transport services; the Company’s ability to maintain its business reputation and the reputation of its brands; and business disruptions, costs and future events related to the unsolicited conditional proposal made by Icahn Enterprises L.P and the pending proxy contest.

The Company’s forward-looking statements in this Report are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

In this Report, unless the context requires otherwise, the terms “the Company” and “Clorox” refer to The Clorox Company and its subsidiaries.

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30 Dollars in millions, except per share amounts	2011	2010	2009
Net sales	$5,231	$5,234	$5,158
Cost of products sold	2,958	2,915	2,954
Gross profit	2,273	2,319	2,204

Selling and administrative expenses	735	734	703
Advertising costs	502	494	474
Research and development costs	115	118	113
Restructuring and asset impairment costs	4	4	19
Goodwill impairment	258	-	-
Interest expense	123	139	161
Other (income) expense, net	(27)	25	25
Earnings from continuing operations before income taxes	563	805	709
Income taxes on continuing operations	276	279	237
Earnings from continuing operations	287	526	472
Discontinued operations:
Earnings from Auto businesses, net of tax	23	77	65
Gain on sale of Auto businesses, net of tax	247	-	-
Earnings from discontinued operations	270	77	65
Net earnings	$557	$603	$537

Earnings per share
Basic
Continuing operations	$2.09	$3.73	$3.36
Discontinued operations	1.97	0.55	0.46
Basic net earnings per share	$4.06	$4.28	$3.82

Diluted
Continuing operations	$2.07	$3.69	$3.33
Discontinued operations	1.95	0.55	0.46
Diluted net earnings per share	$4.02	$4.24	$3.79

Weighted average shares outstanding (in thousands)
Basic	136,699	140,272	139,015
Diluted	138,101	141,534	140,169

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30 Dollars in millions, except share amounts	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$259	$87
Receivables, net	525	540
Inventories, net	382	332
Assets held for sale, net	-	405
Other current assets	113	125
Total current assets	1,279	1,489
Property, plant and equipment, net	1,039	966
Goodwill	1,070	1,303
Trademarks, net	550	550
Other intangible assets, net	83	96
Other assets	142	144
Total assets	$4,163	$4,548

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Notes and loans payable	$459	$371
Current maturities of long-term debt	-	300
Accounts payable	423	409
Accrued liabilities	442	491
Income taxes payable	41	74
Total current liabilities	1,365	1,645
Long-term debt	2,125	2,124
Other liabilities	619	677
Deferred income taxes	140	19
Total liabilities	4,249	4,465

Commitments and contingencies

Stockholders’ (deficit) equity
Preferred stock: $0.001 par value; 5,000,000 shares authorized; none
issued or outstanding	-	-
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at June 30, 2011 and 2010; and 131,066,864 and 138,764,511
shares outstanding at June 30, 2011 and 2010, respectively	159	159
Additional paid-in capital	632	617
Retained earnings	1,143	920
Treasury shares, at cost: 27,674,597 and 19,976,950 shares
at June 30, 2011 and 2010, respectively	(1,770)	(1,242)
Accumulated other comprehensive net losses	(250)	(371)
Stockholders’ (deficit) equity	(86)	83
Total liabilities and stockholders’ (deficit) equity	$4,163	$4,548

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
The Clorox Company

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Shares		Accumulated Other Comprehensive Net (Losses) Gains	Total	Total Comprehensive Income
Dollars in millions, except share amounts	Shares (000)	Amount	Shares (000)	Amount			Shares (000)	Amount
Balance at June 30, 2008	-	$-	158,741	$159	$534	$386	(20,703)	$(1,270)	$(179)	$(370)
Comprehensive income
Net earnings						537				537	$537
Translation adjustments,
net of tax of $5									(78)	(78)	(78)
Change in valuation of derivatives,
net of tax of $24									(39)	(39)	(39)
Pension and postretirement benefit
adjustments, net of tax of $31									(51)	(51)	(51)
Total comprehensive income											$369
Accrued dividends						(264)				(264)
Employee stock plans					40	(17)	1,120	64		87
Other					5	(2)				3
Balance at June 30, 2009	-	-	158,741	159	579	640	(19,583)	(1,206)	(347)	(175)
Comprehensive income
Net earnings						603				603	$603
Translation adjustments,
net of tax of $1									9	9	9
Change in valuation of derivatives,
net of tax of $4									10	10	10
Pension and postretirement benefit
adjustments, net of tax of $26									(43)	(43)	(43)
Total comprehensive income											$579
Accrued dividends						(290)				(290)
Employee stock plans					38	(26)	1,980	114		126
Treasury stock purchased							(2,374)	(150)		(150)
Other						(7)				(7)
Balance at June 30, 2010	-	-	158,741	159	617	920	(19,977)	(1,242)	(371)	83
Comprehensive income
Net earnings						557				557	$557
Currency translation adjustments,
net of tax of $12									54	54	54
Change in valuation of derivatives,
net of tax of $3									5	5	5
Pension and postretirement benefit
adjustments, net of tax of $39									64	64	64
Accrued dividends						(306)				(306)
Employee stock plans and other					15	(28)	2,078	127	(2)	112	(2)
Total comprehensive income											$678
Treasury stock purchased							(9,776)	(655)		(655)
Balance at June 30, 2011	-	$-	158,741	$159	$632	$1,143	(27,675)	$(1,770)	$(250)	$(86)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30 Dollars in millions	2011	2010	2009
Operating activities:
Net earnings	$557	$603	$537
Deduct: Earnings from discontinued operations	270	77	65
Earnings from continuing operations	287	526	472
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	173	183	188
Share-based compensation	32	60	58
Deferred income taxes	73	24	(1)
Asset impairment costs	2	-	3
Goodwill impairment costs	258	-	-
Other	10	(15)	5
Changes in:
Receivables, net	(33)	(21)	(10)
Inventories, net	(37)	6	(5)
Other current assets	21	(9)	(8)
Accounts payable and accrued liabilities	(52)	30	(39)
Income taxes payable	(44)	(20)	1
Net cash provided by continuing operations	690	764	664
Net cash provided by discontinued operations	8	55	74
Net cash provided by operations	698	819	738
Investing activities:
Capital expenditures	(228)	(201)	(196)
Proceeds from sale of businesses, net of transaction costs	747	-	-
Businesses acquired, net of cash acquired	-	(19)	-
Other	25	(9)	-
Net cash provided by (used for) investing activities from continuing operations	544	(229)	(196)
Net cash used for investing activities by discontinued operations	-	(2)	(1)
Net cash provided by (used for) investing activities	544	(231)	(197)
Financing activities:
Notes and loans payable, net	87	(52)	(334)
Long-term debt borrowings, net of issuance costs	-	296	11
Long-term debt repayments	(300)	(598)	-
Treasury stock purchased	(655)	(150)	-
Cash dividends paid	(303)	(282)	(258)
Issuance of common stock for employee stock plans and other	93	80	41
Net cash used for financing activities	(1,078)	(706)	(540)
Effect of exchange rate changes on cash and cash equivalents	8	(1)	(9)
Net increase (decrease) in cash and cash equivalents	172	(119)	(8)
Cash and cash equivalents:
Beginning of year	87	206	214
End of year	$259	$87	$206
Supplemental cash flow information:
Interest paid	$131	$149	$161
Income taxes paid, net of refunds	295	301	275
Non-cash financing activities:
Dividends declared and accrued, but not paid	80	78	70

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The Company is principally engaged in the production, marketing and sales of consumer products through mass merchandisers, grocery stores and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain prior year reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current year presentation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Actual results could materially differ from estimates and assumptions made.

New Accounting Pronouncements

Recently Issued Pronouncements

On June 16, 2011, the Financial Accounting Standards Board (FASB) issued new requirements on the presentation of comprehensive income. Companies will be required to present the components of net income and other comprehensive income either in one continuous statement, referred to as the Statement of Comprehensive Income, or in two separate, consecutive statements. Presentation requirements also eliminate the current option to report other comprehensive income and its components in the Statement of Stockholders’ Equity. The components recognized in net income or other comprehensive income under current accounting guidance will not change. The presentation requirements are required to be adopted by the Company in the third quarter of fiscal year 2012.

On May 12, 2011, the FASB issued new requirements to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Accounting Standards. The new requirements change the application of certain fair value measurement principles and enhance the disclosure requirements for fair value measurements. These new requirements are required to be adopted by the Company in the third quarter of fiscal year 2012 and applied prospectively. The Company does not expect the adoption of the new measurement principals to have a material impact on its consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments, time deposits and money market funds with an initial maturity at purchase of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

The Company’s cash position includes amounts held by foreign subsidiaries, and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balances is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in other (income) expense, net. The Company’s cash holdings as of the end of fiscal years 2011 and 2010 were as follows:

	2011	2010
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$98	$42
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	15	13
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	26	7
U.S. dollar balances held by U.S. dollar functional currency subsidiaries	120	25
Total	$259	$87

Inventories

Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment and Finite-Lived Intangible Assets

Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The table below provides estimated useful lives of property, plant and equipment by asset classification.

Expected Useful Lives
Land improvements	10 - 30 years
Buildings	10 - 40 years
Machinery and equipment	3 - 15 years
Computer equipment	3 years
Capitalized software costs	3 - 7 years

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review is based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the book value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the book value of the asset and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

Impairment Review of Goodwill and Indefinite-Lived Intangible Assets

The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired. With respect to goodwill, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. For trademarks and other intangible assets with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its estimated fair value. A charge is recorded for the difference between the carrying amount and the estimated fair value. The Company’s estimates of fair value are based primarily on a discounted cash flow approach that requires significant management judgment with respect to future sales volumes, revenue and expense growth rates, changes in working capital, foreign-exchange rates, currency devaluation, inflation, and a perpetuity growth rate.

Share-Based Compensation

The Company records compensation expense associated with stock options and other forms of equity compensation based on their fair values on the dates they are granted. The expense is recorded by amortizing the fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.

Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for the options exercised (excess tax benefit) are primarily classified as financing cash flows. For the fiscal years ended June 30, 2011, 2010 and 2009, $9, $10, and $6, respectively, of excess tax benefits were generated from share-based payment arrangements, and were recognized as financing cash flows.

Employee Benefits

The Company accounts for its retirement income and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, rate of compensation increase, and certain employee-related factors, such as retirement age and mortality. The principle underlying the attribution approach is that employees render service over their service lives on a relatively “smooth” basis, and, therefore, the statement of earnings effects of retirement income and retirement health care plans are recognized in the same pattern.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. This method employs an asset smoothing approach. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to pension expense by the Company. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that include medical, dental, vision, life and other benefits.

Environmental Costs

The Company is involved in certain environmental remediation and on-going compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to the uncertainty and timing of future payments.

Restructuring Liabilities

Liabilities for costs associated with exit or disposal activities are recognized and measured initially at estimated fair value in the period in which the liability is incurred. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company is recognized at estimated fair value when the Company ceases using the right conveyed by the contract. The Company records employee termination liabilities once they are both probable and estimable for severance provided under the Company’s existing severance policy. Employee termination liabilities outside of the Company’s existing severance policy are recognized at the time the group of employees is notified, unless the group will be retained to render service beyond a minimum retention period, in which case the liability is recognized ratably over the future service period.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade-promotions, coupons and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include shelf price reductions, advantageous end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales. The Company provides an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables were presented net of an allowance for doubtful accounts of $5 and $6 at June 30, 2011 and 2010, respectively. The Company’s provision for doubtful accounts was less than $1 for both fiscal year 2011 and 2010 and $3 in fiscal year 2009.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, depreciation, amortization and direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs and incentive compensation.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films and labeling. Expenses for fiscal years ended June 30, 2011, 2010 and 2009 were $11, $8, and $7, respectively, of which $10, $7 and $7 were classified as cost of products sold, with the remainder classified as selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment.

Advertising and Research and Development Costs

The Company expenses advertising and research and development costs in the period incurred.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

U.S. income tax expense and foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. Where foreign earnings are indefinitely reinvested, no provision for U.S. income or foreign withholding taxes is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company accrues an expense in the current period for U.S. income taxes and foreign withholding taxes attributable to the anticipated remittance.

Foreign Currency Translation

Other than Venezuela, which operates in a highly inflationary economy, local currencies are the functional currencies for substantially all of the Company’s other foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other (income) expense, net. In addition, certain assets and liabilities denominated in currencies different than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign subsidiaries and joint ventures for which earnings are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to other comprehensive income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Venezuela

Prior to December 31, 2009, the Company translated its Venezuelan subsidiary’s financial statements using Venezuela’s official currency exchange rate, which had been fixed by the Venezuelan government at 2.15 bolivar fuertes (VEFs) to the U.S. dollar. Effective December 31, 2009, the Company began translating its Venezuelan subsidiary’s financial statements using the parallel market currency exchange rate (exchange rates negotiated with local financial intermediaries), the rate at which the Company expected to be able to remit dividends or return capital. The rate used at December 31, 2009, was 5.87 VEFs to the U.S. dollar. On a pre-tax basis, this change in the rate used for converting these currencies resulted in a one time re-measurement loss of $12 during the Company’s fiscal quarter ended December 31, 2009, which related primarily to U.S. dollar denominated inventory purchases.

Effective January 1, 2010, the financial statements for the Company’s Venezuelan subsidiary have been consolidated under the rules governing the translation of financial information in a highly inflationary economy. Under U.S. GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three-year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into the Company’s reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of non-U.S. dollar monetary assets and liabilities are reflected in current net earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. Nonmonetary assets and liabilities, such as inventory, property, plant and equipment and prepaid expenses are recorded in U.S. dollars at the historical rates at the time of acquisition of such assets or liabilities.

In May 2010, the Venezuela government suspended the functioning of the parallel currency exchange market and in June 2010, the Venezuela Central Bank established an alternative currency exchange market. This alternative market includes volume restrictions on the amount of U.S. dollars which may be converted each month. In June 2010, the Company began utilizing the exchange rate at which the Company was purchasing U.S. dollars through the alternative market, which was 5.3 VEFs to the U.S. dollar at that time, as the translation rate for the Company’s Venezuelan subsidiary’s financial statements.

For fiscal years 2011 and 2010, Venezuela's net sales and total assets represented approximately 2% and 1% of the total Company's net sales and total assets, respectively.

Derivative Instruments

The Company’s use of derivative instruments, principally swaps, futures, and forward contracts, is limited to non-trading purposes and is designed to partially manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company’s contracts are hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures.

Most commodity derivative contracts, interest rate forwards and foreign-exchange contracts are designated as cash flow hedges of certain raw material, forecasted interest payments and finished goods inventory purchase obligations based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) if the designation of the hedge is to an underlying exposure and (b) whether there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge. The Company dedesignates the hedge relationships whenever it determines that the hedge relationships are no longer highly effective or that the forecasted transaction is no longer probable. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for dedesignated hedges remains in accumulated other comprehensive income until the forecasted transaction is recognized in earnings, or is recognized in earnings immediately if the forecasted transaction is no longer probable. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value of these contracts in other (income) expense, net. Cash flows from hedging activities are classified as operating activities in the consolidated statements of cash flows.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

NOTE 2. DISCONTINUED OPERATIONS

In September 2010, the Company entered into a definitive agreement to sell its global auto care businesses (Auto Businesses) to an affiliate of Avista Capital Partners in an all-cash transaction. In November 2010, the Company completed the sale pursuant to the terms of a Purchase and Sale Agreement (Purchase Agreement) and received cash consideration of $755. The Company also received cash flows of approximately $30 related to net working capital that was retained by the Company as part of the sale. Included in earnings from discontinued operations for fiscal year ended June 30, 2011, is an after-tax gain on the transaction of $247.

Included in the transaction were substantially all of the Company’s Auto Businesses, the majority of which are in the U.S., Australia, Canada and Europe, including the worldwide rights to the market-leading Armor All® and STP® brands. As part of the transaction, the buyer acquired two auto care manufacturing facilities, one in the U.S. and one in the United Kingdom. Employees at these facilities, the Auto Businesses management team and other employees affiliated with the Auto Businesses transferred to the buyer. The results of the Auto Businesses have historically been part of the Company’s Cleaning and International reportable segments.

As part of the Purchase Agreement, certain transition services are being provided to the buyer for a period of up to eighteen months from the date of sale. The purpose of these services is to provide short-term assistance to the buyer in assuming the operations of the Auto Businesses. These services do not confer to the Company the ability to influence the operating or financial policies of the Auto Businesses under their new ownership. The Company’s cash inflows and outflows from these services have not been nor are expected to be significant during the transition period. Income from these transition services for the fiscal year ended June 30, 2011 was $9 and is being reported in other (income) expense, net, in continuing operations. The costs associated with the services are reflected in continuing operations in the consolidated statements of earnings. Aside from the transition services, the Company has included the financial results of the Auto Businesses in discontinued operations for all periods presented. Assets related to the Auto Businesses are presented as assets held for sale, net, on the accompanying consolidated balance sheet as of June 30, 2010. In connection with the discontinued operations presentation, certain financial statement footnotes have also been updated to reflect the impact of discontinued operations.

The following table presents the net sales and earnings attributable to the Auto Businesses, which includes the financial results up to November 5, 2010, the date of the sale, as of June 30:

	2011	2010	2009
Net sales	$95	$300	$292
Earnings before income taxes	$34	$120	$102
Income tax expense on earnings	(11)	(43)	(37)
Gain on sale, net of tax	247	-	-
Earnings from discontinued operations	$270	$77	$65

NOTE 2. DISCONTINUED OPERATIONS (Continued)

The major classes of assets and liabilities of the Auto Businesses reflected as assets held for sale, net, as of June 30, 2010 were as follows:

2010
Receivables, net	$4
Inventories, net	35
Other current assets	1
Property, plant and equipment, net	13
Goodwill	347
Trademarks and other intangible assets, net	12
Accounts payable and other liabilities	(7)
Total	$405

NOTE 3. BUSINESSES ACQUIRED

In January 2010, the Company acquired the assets of Caltech Industries, Inc., a company that provides disinfectants for the health care industry, for an aggregate price of $24, with the objective of expanding the Company’s capabilities in the areas of health and wellness. In connection with the purchase, the Company acquired Caltech Industries’ workforce. The Company paid for the acquisition in cash.

Net assets acquired, at fair value, included $2 of inventory and $4 of other assets, $9 of goodwill, $6 of trademarks, $2 of customer list, $2 of product formulae and $1 of other liabilities. The trademarks, customer list and product formulae are amortized over a period of 3, 15 and 10 years, respectively. Goodwill represents a substantial portion of the acquisition price.

Operating results of the acquired business are included in the consolidated net earnings of the Cleaning reportable segment from the acquisition date. Pro forma results of the Company, assuming the acquisition had occurred at the beginning of each period presented, would not be materially different from the results reported.

NOTE 4. RESTRUCTURING AND ASSET IMPAIRMENT

The Company’s restructuring plan involves simplifying its supply chain and other activities and includes reducing certain staffing levels, resulting in additional costs, including severance, and certain facilities related costs associated with this activity. The Company may, from time to time, decide to pursue additional restructuring-related initiatives to drive cost savings and efficiencies.

The following table summarizes the restructuring costs associated with the Company’s restructuring activities by reportable segment, with unallocated amounts set forth in Corporate, for fiscal years ended June 30:

	2011	2010	2009
Cleaning	$1	$2	$2
Household	-	2	-
International	1	-	2
Corporate	-	-	12
Total Company	$2	$4	$16

NOTE 4. RESTRUCTURING AND ASSET IMPAIRMENT (Continued)

Total restructuring costs associated with the restructuring plan since inception were $7 for the Cleaning segment, $2 for the Household segment, $5 for the International segment and $14 for Corporate at June 30, 2011.

The accrued restructuring liability as of July 1, 2008 was $4. Since July 1, 2008, the Company has incurred total restructuring charges of $22 and made total restructuring payments of $24. The accrued restructuring liability as of June 30, 2011, was $2.

Asset impairment costs were $2 in Corporate, in fiscal year 2011 and $3 in the Household reportable segment for fiscal year 2009. The Company incurred no asset impairment costs for fiscal year 2010.

NOTE 5. INVENTORIES, NET

Inventories, net at June 30 were comprised of the following:

	2011	2010
Finished goods	$315	$274
Raw materials and packaging	104	92
Work in process	3	4
LIFO allowances	(29)	(28)
Allowances for obsolescence	(11)	(10)
Total	$382	$332

The last-in, first-out (LIFO) method was used to value approximately 37% and 39% of inventories at June 30, 2011 and 2010, respectively. The carrying values for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. The effect on earnings of the liquidation of LIFO layers was $1, $3 and $1 for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

During fiscal years 2011, 2010 and 2009, the Company’s inventory obsolescence expense was $15, $11 and $12, respectively.

NOTE 6. OTHER CURRENT ASSETS

Other current assets at June 30 were comprised of the following:

	2011	2010
Deferred tax assets	$68	$73
Prepaid expenses	36	40
Other	9	12
Total	$113	$125

NOTE 7. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, net, at June 30 were as follows:

	2011	2010
Machinery and equipment	$1,540	$1,474
Buildings	615	569
Capitalized software costs	360	302
Construction in progress	130	165
Land and improvements	137	126
Computer equipment	92	92
	2,874	2,728
Less: Accumulated depreciation and amortization	(1,835)	(1,762)
Total	$1,039	$966

Depreciation and amortization expense related to property, plant and equipment was $153, $163 and $171 in fiscal years 2011, 2010 and 2009, respectively.

NOTE 8. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS

During the fiscal 2011 second quarter, the Company identified challenges in increasing sales for the Burt’s Bees business in new international markets in accordance with projections, particularly in the European Union and Asia. Additionally, during the fiscal 2011 second quarter, the Company initiated its process for updating the three-year long-range financial and operating plan for the Burt’s Bees business. In addition to slower than projected growth of international sales and challenges in the timing of certain international expansion plans, the domestic natural personal care category had not recovered in accordance with the Company’s projections. Following the comprehensive reevaluation, the Company recognized an impairment charge during the fiscal 2011 second quarter.

The impairment charge is a result of changes in the assumptions used to determine the fair value of the Burt’s Bees business based on slower than forecasted category growth as well as recent challenges in international expansion plans, which have adversely affected the assumptions for international growth and the estimates of expenses necessary to achieve that growth. The revised assumptions reflect somewhat higher cost levels than previously projected. As a result of this assessment, the Company determined that the book value of the Burt’s Bees reporting unit exceeded its fair value, resulting in a non-cash impairment charge of $258 recognized in the quarter ended December 31, 2010. The non-cash goodwill impairment charge is based on the Company’s current estimates regarding the future financial performance of the Burt’s Bees business and macroeconomic factors. There was no substantial tax benefit associated with this non-cash charge.

To determine the fair value of the Burt’s Bees reporting unit, which is in the Lifestyle reportable segment, the Company used a discounted cash flow (DCF) approach, as it believes that this approach is the most reliable indicator of the fair value of the business. Under this approach, the Company estimated the future cash flows of the Burt’s Bees reporting unit and discounted these cash flows at a rate of return that reflects its relative risk.

The Company’s trademarks and definite-lived intangible assets for the Burt’s Bees reporting unit were included in the impairment testing. The impairment testing concluded that these assets were not impaired.

During the fiscal 2011 fourth quarter, the Company completed its annual impairment test of goodwill and indefinite-lived intangible assets and no instances of impairment were identified.

NOTE 8. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS (Continued)

Changes in the carrying amount of goodwill, trademarks and other intangible assets for the fiscal years ended June 30, 2011 and 2010, were as follows:

	Goodwill
	Cleaning	Lifestyle	Household	International	Total
Balance June 30, 2009	$266	$623	$85	$310	$1,284
Acquisitions	9	-	-	-	9
Translation adjustments and other	-	-	-	10	10
Balance June 30, 2010	275	623	85	320	1,303
Non-cash goodwill impairment	-	(258)	-	-	(258)
Translation adjustments and other	-	-	-	25	25
Balance June 30, 2011	$275	$365	$85	$345	$1,070

	Trademarks			Other intangible assets subject to amortization
	Subject to amortization	Not subject to amortization	Total	Technology and Product formulae	Other	Total
Balance June 30, 2009	$14	$531	$545	$53	$52	$105
Acquisitions	6	-	6	-	4	4
Amortization	(2)	-	(2)	(9)	(5)	(14)
Transfers	5	(5)	-	(7)	7	-
Translation adjustments and other	1	-	1	-	1	1
Balance June 30, 2010	24	526	550	37	59	96
Amortization	(3)	-	(3)	(9)	(5)	(14)
Translation adjustments and other	2	1	3	3	(2)	1
Balance June 30, 2011	$23	$527	$550	$31	$52	$83

Intangible assets subject to amortization were net of total accumulated amortization of $243 and $221 at June 30, 2011 and 2010, respectively, of which $15 and $11, respectively, related to trademarks. Total accumulated amortization included $129 and $95 at June 30, 2011 and 2010, respectively, related to intangible assets subject to amortization that were fully amortized, of which $5 and $4, respectively, related to trademarks. Estimated amortization expense for these intangible assets is $16, $15, $14, $11 and $6 for fiscal years 2012, 2013, 2014, 2015 and 2016.

NOTE 9. ACCRUED LIABILITIES

Accrued liabilities at June 30 consisted of the following:

	2011	2010
Compensation and employee benefit costs	$120	$149
Trade and sales promotion	88	109
Dividends	80	78
Interest	32	40
Other	122	115
Total	$442	$491

NOTE 10. DEBT

In fiscal years 2011 and 2010, $300 and $598, respectively, of long-term debt became due and was paid. The Company funded the debt repayments through the issuance of commercial paper and the use of operating cash flows.

In November 2009, the Company issued $300 of long-term debt in senior notes. The notes carry an annual fixed interest rate of 3.55% payable semi-annually in May and November. The notes mature on November 1, 2015. Proceeds from the notes were used to repay commercial paper. The notes rank equally with all of the Company’s existing and future senior indebtedness.

Notes and loans payable, which mature in less than one year, included the following at June 30:

	2011	2010
Commercial paper	$456	$369
Foreign borrowings	3	2
Total	$459	$371

The weighted average interest rate on commercial paper was 0.33% and 0.43% at June 30, 2011 and 2010, respectively. During the fiscal years ended June 30, 2011, 2010 and 2009, the weighted average interest rates on the average balance of notes and loans payable was 0.73%, 0.62% and 2.85%, respectively. The carrying value of notes and loans payable at June 30, 2011 and 2010, approximated the fair value of such debt.

Long-term debt at June 30 included the following:

	2011	2010
Senior unsecured notes and debentures:
5.45%, $350 due October 2012	$350	$349
5.00%, $500 due March 2013	500	500
5.00%, $575 due January 2015	575	575
3.55%, $300 due November 2015	299	299
5.95%, $400 due October 2017	398	398
Foreign borrowings	3	3
Total	$2,125	$2,124

The weighted average interest rate on long-term debt was 5.20% and 5.19% at June 30, 2011 and 2010, respectively. During the fiscal years ended June 30, 2011, 2010 and 2009, the weighted average interest rates on the average balance of long-term debt, including the effect of interest rate swaps, was 5.22%, 5.16% and 5.15%, respectively. The estimated fair value of long-term debt, including current maturities, was $2,303 and $2,635 at June 30, 2011 and 2010, respectively. The Company accounts for its long-term debt at face value, net of any unamortized discounts or premiums. The fair value of long-term debt was determined using secondary market prices quoted by corporate bond dealers.

Credit facilities at June 30 were as follows:

	2011	2010
Revolving credit line	$1,100	$1,100
Foreign credit lines	18	23
Other credit lines	13	12
Total	$1,131	$1,135

NOTE 10. DEBT (Continued)

At June 30, 2011, there were no borrowings under the $1,100 revolving credit agreement, and the Company believes that borrowings under the revolving credit facility are available and will continue to be available for general corporate purposes and to support commercial paper issuances. The $1,100 revolving credit agreement expires in April 2013 and includes certain restrictive covenants. The Company was in compliance with all restrictive covenants and limitations as of June 30, 2011. In addition, of the $31 of foreign and other credit lines at June 30, 2011, $23 was available for borrowing.

Long-term debt maturities at June 30, 2011, are $3, $850, zero, $575, $300 and $400 in fiscal years 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to certain commodity, interest rate and foreign currency risks relating to its ongoing business operations. The Company may use commodity futures and swap contracts to fix the price of a portion of its forecasted raw material requirements. Contract maturities, which are generally no longer than 21 months, are matched to the length of the raw material purchase contracts. The Company may enter into interest rate forward contracts to fix a portion of the benchmark interest rate prior to the anticipated issuance of fixed rate debt. These interest rate forward contracts have durations of less than six months. The Company may also enter into certain foreign currency-related derivative contracts to manage a portion of the Company’s foreign exchange risk associated with the purchase of inventory. These foreign currency contracts generally have durations no longer than twelve months.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as a hedge, and on the type of the hedging relationship. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument as a fair value hedge or a cash flow hedge. The Company designates its commodity forward and future contracts for forecasted purchases of raw materials, interest rate forward contracts for forecasted interest payments, and foreign currency forward contracts of forecasted purchases of inventory as cash flow hedges. During the fiscal years ended June 30, 2011 and 2010, the Company had no hedging instruments designated as fair value hedges.

For derivative instruments designated and qualifying as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The estimated amount of the existing net gain at June 30, 2011, expected to be reclassified into earnings within the next twelve months is $3. Gains and losses on the derivative instruments representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. During fiscal year 2011, hedge ineffectiveness was not material. The Company dedesignates cash flow hedge relationships whenever it determines that the hedge relationships are no longer highly effective or that the forecasted transaction is no longer probable. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for dedesignated hedges remains in accumulated other comprehensive income until the forecasted transaction is recognized in earnings, or is recognized in earnings immediately if the forecasted transaction is no longer probable. The gain reclassified from OCI to earnings from dedesignated hedges amounted to less than $1 and zero for fiscal years 2011 and 2010, respectively, and was recorded in other (income) expense, net. Changes in the value of derivative instruments after dedesignation are recorded in other (income) expense, net, and amounted to $(6) and $3 for fiscal years 2011 and 2010, respectively.

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The Company’s derivative financial instruments designated as hedging instruments are recorded at fair value in the consolidated balance sheet as follows:

		Fair value
	Balance Sheet classification	6/30/2011	6/30/2010
Assets
Foreign exchange contracts	Other current assets	$-	$1
Interest rate contracts	Other current assets	1	-
Commodity purchase contracts	Other current assets	4	-
		$5	$1

Liabilities
Interest rate contracts	Accrued liabilities	1	-
Commodity purchase contracts	Accrued liabilities	-	2
		$1	$2

The effects of derivative instruments designated as hedging instruments on OCI and on the consolidated statement of earnings were as follows:

	Gain (loss) recognized in OCI		Gain (loss) reclassified from OCI and recognized in earnings
Cash flow hedges	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Commodity purchase contracts	$8	$(3)	$3	$(15)
Interest rate contracts	3	-	-	-
Foreign exchange contracts	(4)	(2)	(3)	(3)
Total	$7	$(5)	$-	$(18)

The gains (losses) reclassified from OCI and recognized in earnings during fiscal year 2011 for commodity purchase contracts and foreign exchange contracts are included in cost of products sold. Of the losses reclassified from OCI and recognized in earnings during fiscal year 2010, $16 are included in cost of products sold and $2 are included in earnings from discontinued operations.

The Company’s derivative financial instruments not designated as hedging instruments are recorded at fair value in the consolidated balance sheet.

		Fair value
	Balance Sheet classification	6/30/2011	6/30/2010
Assets
Commodity purchase contracts	Other current assets	$1	$-

Liabilities
Commodity purchase contracts	Accrued liabilities	$-	$1

As of June 30, 2011, the net notional value of commodity derivatives was $44, of which $22 related to jet fuel, $16 related to soybean oil, $3 related to crude oil and $3 related to diesel fuel.

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

As of June 30, 2011, the net notional value of interest rate forward contracts was $300.

As of June 30, 2011, the net notional values of outstanding foreign currency forward contracts related to the Company’s subsidiaries in Canada and Australia were $28 and $13, respectively.

Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds contractually defined counterparty liability position limits. As of June 30, 2011, there were no requirements to post any such collateral.

Certain terms of the agreements governing the over-the-counter derivative instruments contain provisions that require the credit ratings, as assigned by Standard & Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. If our credit rating were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. As of June 30, 2011, the Company and each of its counterparties maintained investment grade ratings with both Standard & Poor’s and Moody’s.

U.S. GAAP prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

At June 30, 2011, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the year were comprised of derivative financial instruments and were all level 2.

Commodity purchase contracts are measured at fair value using market quotations obtained from commodity derivative dealers. The interest rate contracts are measured at fair value using information quoted by U.S. government bond dealers. The foreign exchange contracts are measured at fair value using information quoted by foreign exchange dealers.

During the fiscal 2011 second quarter, the Company determined that the book value of the Burt’s Bees reporting unit exceeded its fair value and recognized a non-cash impairment charge of $258 (See Note 8). The implied fair value was based on significant unobservable inputs, and as a result, the fair value measurement was classified as Level 3. During the fiscal year ended June 30, 2011, the Company did not have any other significant assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values at June 30, 2011 and 2010, due to the short maturity and nature of those balances.

NOTE 12. OTHER LIABILITIES

Other liabilities consisted of the following at June 30:

	2011	2010
Venture agreement net terminal obligation	$277	$274
Employee benefit obligations	215	306
Taxes	89	64
Other	38	33
Total	$619	$677

Venture Agreement

The Company has an agreement with The Procter & Gamble Company (P&G) for its Glad® plastic bags, wraps and containers business. The Company maintains a net terminal obligation liability, which reflects the estimated value of the contractual requirement to repurchase P&G’s interest at the termination of the agreement. As of June 30, 2011 and 2010, P&G had a 20% interest in the venture. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad® business, which is included in cost of products sold.

The agreement, entered into in 2003, has a 20-year term, with a 10-year renewal option and can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company, or, at either party’s option, upon the sale of the Glad® business by the Company. Upon termination of the agreement, the Company will purchase P&G’s interest for cash at fair value as established by predetermined valuation procedures. Following termination, the Glad® business will retain the exclusive core intellectual property licenses contributed by P&G on a royalty free basis for the licensed products marketed.

NOTE 13. OTHER CONTINGENCIES

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company has a recorded liability of $15 and $16 at June 30, 2011 and 2010, respectively, for its share of aggregate future remediation costs related to these matters. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2011 and 2010. The Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing arrangement with a third party. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Currently, the Company cannot accurately predict the timing of future payments that may be made under this obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Based on the Company’s analysis of these claims and litigation, it is the opinion of management that the ultimate disposition of these matters, including the environmental matter described above, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

NOTE 14. STOCKHOLDERS’ (DEFICIT) EQUITY

The Company has three share repurchase programs: two open-market purchase programs and a program to offset the impact of share dilution related to share-based awards (the Evergreen Program). In May 2008, the Company’s Board of Directors approved an open-market purchase program with a total authorization of $750, of which $229 remains available as of June 30, 2011. In May 2011, the Board of Directors approved a second open-market purchase program with a total authorization of $750, all of which remains available for repurchase as of June 30, 2011. The Evergreen Program has no authorization limit as to amount or timing of repurchases.

Total share repurchases in fiscal years 2011 and 2010 were $655 (approximately 9.8 million shares) and $150 (approximately 2.4 million shares), respectively. Share repurchases under the open-market purchase program were $521 (approximately 7.7 million shares) for fiscal year 2011. The Company did not repurchase any shares in fiscal years 2010 and 2009 under the open-market purchase program. Share repurchases under the Evergreen Program were $134 (approximately 2.1 million shares) and $150 (approximately 2.4 million shares) in fiscal years 2011 and 2010, respectively. The Company did not repurchase any shares in fiscal year 2009 under the Evergreen Program.

During fiscal years 2011, 2010 and 2009, the Company declared dividends per share of $2.25, $2.05 and $1.88, respectively. During fiscal years 2011, 2010 and 2009, the Company paid dividends per share of $2.20, $2.00 and $1.84, respectively.

Accumulated other comprehensive net losses at June 30, 2011, 2010 and 2009 included the following net-of-tax gains (losses):

	2011	2010	2009
Currency translation	$(157)	$(211)	$(220)
Derivatives	4	1	(9)
Pension and postretirement benefit adjustments	(97)	(161)	(118)
Total	$(250)	$(371)	$(347)

NOTE 14. STOCKHOLDERS’ (DEFICIT) EQUITY (Continued)

Shareholder Rights Plan

The Company is authorized to issue up to 5.0 million shares of preferred stock, of which 1.4 million shares have been designated as Series A Junior Participating Preferred Stock in connection with the adoption of a rights agreement (see below). As of June 30, 2011 and 2010, no shares of preferred stock were issued or outstanding. The Company’s Board of Directors may issue preferred stock in one or more series from time to time. The Board of Directors is authorized to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

On July 18, 2011, the Board of Directors adopted a stockholder rights plan (the “Rights Agreement”). Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one right for each share of common stock. Each right entitles the holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at an initial exercise price of $350 per share. The Rights Agreement is intended to assure that all of the Company’s stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to protect stockholders’ interests in the event the Company is confronted with coercive or unfair takeover tactics.

Rights become exercisable after ten days following the acquisition by a person or group of beneficial ownership of 10% or more of the Company’s outstanding common stock. If such a person or group acquires beneficial ownership of 10% or more of the common stock, each right (other than such person’s or group’s rights, which will become void) will entitle the holder to purchase, at the right’s then-current exercise price, common stock having a market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination transaction after a person has acquired 10% of more of our outstanding common stock, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice the exercise price. In certain circumstances, the rights may be redeemed by the Company at an initial redemption price of $0.001 per right. If not redeemed, the rights will expire on July 16, 2012.

NOTE 15. EARNINGS PER SHARE

The following is the reconciliation of net earnings to net earnings applicable to common stock:

	2011	2010	2009
Earnings from continuing operations	$287	$526	$472
Earnings from discontinued operations	270	77	65
Net earnings	557	603	537
Less: Earnings allocated to participating securities	2	3	5
Net earnings applicable to common stock	$555	$600	$532

The following is the reconciliation of the weighted average number of shares outstanding (in thousands) used to calculate basic EPS to those used to calculate diluted EPS:

	2011	2010	2009
Basic	136,699	140,272	139,015
Dilutive effect of stock options and other	1,402	1,262	1,154
Diluted	138,101	141,534	140,169

During fiscal years 2011, 2010 and 2009, the Company did not include stock options to purchase approximately 2.0 million, 4.0 million and 5.1 million shares, respectively, of the Company’s common stock in the calculations of diluted EPS because their exercise price was greater than the average market price, making them anti-dilutive.

NOTE 16. SHARE-BASED COMPENSATION PLANS

In November 2005, the Company’s stockholders approved the 2005 Stock Incentive Plan (2005 Plan). The 2005 Plan permits the Company to grant various nonqualified, share-based compensation awards, including stock options, restricted stock, performance units, deferred stock units, restricted stock units, stock appreciation rights and other stock-based awards. The Company is authorized to grant up to seven million common shares under the 2005 Plan, and, at June 30, 2011, approximately 5 million common shares were available for grant under the plan.

Compensation cost and the related income tax benefit recognized in the Company’s fiscal years 2011, 2010 and 2009 consolidated financial statements for share-based compensation plans were classified as indicated in the table below.

	2011	2010	2009
Cost of products sold	$4	$8	$8
Selling and administrative expenses	26	46	45
Research and development costs	2	6	5
Total compensation cost	$32	$60	$58
Related income tax benefit	$12	$22	$22

Cash received during fiscal years 2011, 2010 and 2009 from stock options exercised under all share-based payment arrangements was $84, $69 and $35, respectively. The Company issues shares for share-based compensation plans from treasury stock. The Company may repurchase shares under its Evergreen Program to offset the estimated impact of share dilution related to share-based awards (See Note 16).

Details regarding the valuation and accounting for stock options, restricted stock awards, performance units and deferred stock units for non-employee directors follow.

Stock Options

The fair value of each stock option award granted during fiscal years 2011, 2010 and 2009 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2011	2010	2009
Expected life	4.9 - 5.9 years	5 years	5 years
Expected volatility	20.6% to 21.0%	21.6% to 22.9%	23.4%
Weighted-average volatility	20.6%	22.0%	23.4%
Risk-free interest rate	1.5%	2.2% to 2.4%	2.6%
Dividend yield	3.4%-3.6%	3.4% to 3.6%	3.0%
Weighted-average dividend yield	3.4%	3.6%	3.0%

The expected life of the stock options is based on observed historical exercise patterns. Groups of employees having similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each separate employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.

NOTE 16. SHARE-BASED COMPENSATION PLANS (Continued)

Details of the Company’s stock option plan at June 30 are summarized below:

	Number of Shares	Weighted- Average Exercise Price	Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)
Outstanding at June 30, 2010	10,011	$55	6 years	$68
Granted	2,101	66
Exercised	(1,807)	47
Cancelled	(351)	63
Outstanding at June 30, 2011	9,954	$59	6 years	$83

Options vested and exercisable at June 30, 2011	5,692	$56	5 years	$64

The weighted-average fair value per share of each option granted during fiscal years 2011, 2010, and 2009, estimated at the grant date using the Black-Scholes option pricing model, was $8.27, $8.34 and $11.07, respectively. The total intrinsic value of options exercised in fiscal years 2011, 2010 and 2009 was $38, $36 and $16, respectively.

Stock option awards outstanding as of June 30, 2011, have been granted at prices that are either equal to or above the market value of the stock on the date of grant. Stock option grants, generally vest over four years and expire no later than ten years after the grant date. The Company generally recognizes compensation expense ratably over the vesting period. At June 30, 2011, there was $18 of total unrecognized compensation cost related to nonvested options, which is expected to be recognized over a remaining weighted-average vesting period of two years, subject to forfeitures.

Restricted Stock Awards

The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally three to four years. The total number of restricted stock awards expected to vest is adjusted by estimated forfeiture rates. Restricted stock grants prior to July 1, 2009, receive dividend distributions during their vesting period. Restricted stock grants after July 1, 2009, receive dividends earned during the vesting period upon vesting.

At June 30, 2011, there was $1 of total unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of two years. The total fair value of the shares that vested in fiscal years 2011, 2010 and 2009 was $4, $5 and $8, respectively. The weighted-average grant-date fair value of awards granted was $67.58, $58.91 and $63.30 per share for fiscal years 2011, 2010 and 2009, respectively.

A summary of the status of the Company’s restricted stock awards at June 30 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)
Restricted stock awards at June 30, 2010	112	$62
Granted	22	67
Vested	(61)	62
Forfeited	(5)	63
Restricted stock awards at June 30, 2011	68	$64

NOTE 16. SHARE-BASED COMPENSATION PLANS (Continued)

Performance Units

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves certain performance targets. The performance unit grants vest after three years. Performance unit grants prior to July 1, 2009 receive dividend distributions during their vesting periods. Performance unit grants after July 1, 2009 receive dividends earned during the vesting period upon vesting.

The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted, as necessary, on a quarterly basis based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized, subject to a cap of 150% of target.

The number of shares issued will be dependent upon vesting and the achievement of specified performance targets. At June 30, 2011, there was $6 in unrecognized compensation cost related to nonvested performance unit grants that is expected to be recognized over a remaining weighted-average performance period of one year. The weighted-average grant-date fair value of awards granted was $66.48, $57.28 and $63.95 per share for fiscal years 2011, 2010 and 2009, respectively.

A summary of the status of the Company’s performance unit awards at June 30 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)
Performance unit awards at June 30, 2010	1,551	$59
Granted	472	66
Vested and distributed	(425)	61
Forfeited	(119)	61
Performance unit awards at June 30, 2011	1,479	$60
Performance units vested and deferred at June 30, 2011	276	$51

The nonvested performance units outstanding at June 30, 2011 and 2010, were 1,202,628 and 1,298,382, respectively, and the weighted average grant date fair value was $62.55 and $60.68 per share, respectively. Total shares vested during fiscal year 2011 were 448,076 which had a weighted average grant date fair value per share of $61.16. The total fair value of shares vested was $27, $33 and $26 during fiscal years 2011, 2010 and 2009, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by eligible recipients as deferred stock. During fiscal years 2011 and 2010, $25 and $29, respectively, of the vested awards were paid by the issuance of shares. During fiscal years 2011 and 2010, $2 and $4, respectively, of the vested awards were deferred. As of June 30, 2011 and 2010 the total market value of shares vested and deferred was $14 and $13, respectively, and was reflected as a component of additional paid-in capital on the consolidated balance sheets. Deferred shares receive dividend distributions during their deferral period.

Deferred Stock Units for Nonemployee Directors

Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the termination of a director’s service.

NOTE 16. SHARE-BASED COMPENSATION PLANS (Continued)

During fiscal year 2011, the Company granted 23,149 deferred stock units, reinvested dividends of 6,395 units and distributed 213 shares, which had a weighted-average fair value on grant date of $64.02, $66.43 and $57.64 per share, respectively. As of June 30, 2011, 209,157 units were outstanding, which had a weighted-average fair value on grant date of $57.77 per share.

NOTE 17. LEASES AND OTHER COMMITMENTS

The Company leases transportation equipment, certain information technology equipment and various manufacturing, warehousing, and office facilities. The Company’s leases are classified as operating leases, and the Company’s existing contracts will expire by 2020. The Company expects that in the normal course of business, existing contracts will be renewed or replaced by other leases. The future minimum rental payments required under the Company’s existing non-cancelable lease agreements at June 30, 2011, are $33, $31, $28, $26, $24 and $112 in fiscal years 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

Rental expense for all operating leases was $62, $59, and $62 in fiscal years 2011, 2010 and 2009, respectively. Certain space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring through 2015. Future minimum rentals to be received under these leases total $4 and do not exceed $2 in any one year.

The Company is also party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. At June 30, 2011, the Company’s purchase obligations, including the services related to the Information Technology Services (ITS) Agreement, totaled $301, $96, $57, $31, $19 and $30 for fiscal years 2012 through 2016, and thereafter, respectively. Estimates for the ITS Agreement are based on an annual service fee that is adjusted periodically based upon updates to services and equipment provided. Included in the ITS Agreement are certain acceleration payment clauses if the Company terminates the contract without cause.

Beginning in the fourth quarter of fiscal year 2012, the Company expects to begin the process of relocating certain staff from its general office in Oakland, Calif. and from its current research and development facility in Pleasanton, Calif., to a new facility also located in Pleasanton, Calif. The new Pleasanton facility consists of approximately 343,000 square feet of leased space and will house the Company’s research and development group, as well as other administrative and operational support personnel. The Company expects to complete the relocation in the first quarter of fiscal year 2013. The future minimum rental payments required under the Company’s existing non-cancelable lease agreement for the Pleasanton facility at June 30, 2011, are zero, $4, $6, $6 , $6 and $49 in fiscal years 2012 through 2016, and thereafter, respectively.

NOTE 18. OTHER (INCOME) EXPENSE, NET

The major components of other (income) expense, net, for the fiscal years ended June 30 were:

	2011	2010	2009
Low-income housing partnership (gains) losses	$(13)	$1	$3
Income from transition services (Note 2)	(9)	-	-
Equity in earnings of unconsolidated affiliates	(8)	(9)	(8)
Interest income	(3)	(3)	(4)
Foreign exchange transaction (gains) losses, net (Note 1)	(2)	26	27
Amortization of trademarks and other intangible assets (Note 8)	9	9	7
Other	(1)	1	-
Total	$(27)	$25	$25

NOTE 18. OTHER (INCOME) EXPENSE, NET (Continued)

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 36 low-income housing partnerships. The Company sold three properties in fiscal year 2011 and recognized a gain of $13.

Approximately 90% of the fiscal year 2010 foreign exchange transaction losses, net, were related to the remeasurement losses for the Company’s Venezuelan subsidiary (see Note 1).

Approximately 70% of the fiscal year 2009 foreign exchange transaction losses, net, were related to transactions to convert local currency to U.S. dollars by the Company’s Venezuelan subsidiary.

NOTE 19. INCOME TAXES

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2011	2010	2009
Current
Federal	$139	$193	$164
State	19	23	35
Foreign	45	39	39
Total current	203	255	238

Deferred
Federal	71	18	2
State	2	2	3
Foreign	-	4	(6)
Total deferred	73	24	(1)
Total	$276	$279	$237

The components of earnings from continuing operations before income taxes, by tax jurisdiction, were as follows for the fiscal years ended June 30:

	2011	2010	2009
United States	$446	$664	$573
Foreign	117	141	136
Total	$563	$805	$709

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows for the fiscal years ended June 30:

	2011	2010	2009
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	2.3	2.2	3.5
Tax differential on foreign earnings	(1.0)	(1.0)	(2.0)
Net adjustment of prior year federal and state tax accruals	(0.6)	(0.4)	(2.3)
Domestic manufacturing deduction	(3.5)	(1.8)	(1.8)
Non-cash goodwill impairment	16.0	-	-
Other differences	0.8	0.7	1.1
Effective tax rate	49.0%	34.7%	33.5%

NOTE 19. INCOME TAXES (Continued)

The substantially different effective tax rate in fiscal year 2011 versus fiscal year 2010 primarily resulted from the 16.0% impact of the non-deductible non-cash goodwill impairment charge of $258 related to the Burt’s Bees reporting unit as there was no substantial tax benefit associated with this non-cash charge.

Applicable U.S. income taxes and foreign withholding taxes have not been provided on approximately $124 of undistributed earnings of certain foreign subsidiaries at June 30, 2011, because these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $33. Applicable U.S. income and foreign withholding taxes are provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

With respect to the Company’s stock option plans, realized tax benefits in excess of tax benefits recognized in net earnings are recorded as increases to additional paid-in capital. Excess tax benefits of approximately $9, $10, and $6, were realized and recorded to additional paid-in capital for the fiscal years 2011, 2010 and 2009, respectively.

The components of deferred tax (liabilities) assets at June 30 are shown below:

	2011	2010
Deferred tax assets
Compensation and benefit programs	$157	$201
Basis difference related to Venture Agreement	30	30
Accruals and reserves	34	25
Inventory costs	13	13
Net operating loss and tax credit carryforwards	18	14
Other	36	49
Subtotal	288	332
Valuation allowance	(14)	(12)
Total deferred tax assets	274	320

Deferred tax liabilities
Fixed and intangible assets	(258)	(188)
Low-income housing partnerships	(27)	(28)
Other	(35)	(30)
Total deferred tax liabilities	(320)	(246)
Net deferred tax (liabilities) assets	$(46)	$74

The net deferred tax (liabilities) assets included in the consolidated balance sheet at June 30 were as follows:

	2011	2010
Current deferred tax assets	$68	$73
Noncurrent deferred tax assets	26	25
Noncurrent deferred tax liabilities	(140)	(19)
Deferred tax liabilities included in assets held for sale, net	-	(5)
Net deferred tax (liabilities) assets	$(46)	$74

NOTE 19. INCOME TAXES (Continued)

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 were as follows:

	2011	2010
Valuation allowance at beginning of year	$(12)	$(6)
Net decrease in realizability of foreign deferred tax assets	(1)	(5)
Increase in foreign net operating loss carryforward and other	(1)	(1)
Valuation allowance at end of year	$(14)	$(12)

At June 30, 2011, the Company had no foreign tax credit carryforwards for U.S. income tax purposes. Tax benefits from foreign net operating loss carryforwards of $8 have expiration dates between fiscal years 2012 and 2020. Tax benefits from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.

The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. In the first quarter of fiscal year 2010, the Company paid federal tax and interest of $8 related to the 2004 and 2006 fiscal tax years. In the first quarter of fiscal year 2011, certain issues relating to 2003, 2004 and 2006 were effectively settled by the Company and the IRS Appeals Division. Tax and interest payments of $18 were made with respect to these issues in the second quarter of fiscal year 2011. Interest payments of $4 were made with respect to these issues in the third quarter of fiscal year 2011. No tax benefits had previously been recognized for the issues related to the 2003, 2004 and 2006 tax settlements. The federal statute of limitations has expired for all tax years through 2006. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2011 and 2010, the total balance of accrued interest and penalties related to uncertain tax positions was $8 and $22, respectively. For fiscal years 2011, 2010 and 2009, income tax expense includes a benefit of $3, expense of $5 and expense of $2, respectively, in interest and penalties.

The following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits:

	2011	2010	2009
Unrecognized tax benefits - July 1	$84	$98	$115
Gross increases - tax positions in prior periods	3	10	2
Gross decreases - tax positions in prior periods	(9)	(15)	(9)
Gross increases - current period tax positions	45	5	5
Gross decreases - current period tax positions	-	-	(2)
Settlements	(26)	(14)	(13)
Unrecognized tax benefits - June 30	$97	$84	$98

Included in the balance of unrecognized tax benefits at June 30, 2011, 2010 and 2009, are potential benefits of $68, $57 and $64, respectively, which if recognized, would affect the effective tax rate on earnings.

In the twelve months succeeding June 30, 2011, audit resolutions could potentially reduce total unrecognized tax benefits by up to $11, primarily as a result of cash settlement payments. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

NOTE 20. EMPLOYEE BENEFIT PLANS

Retirement Income Plans

The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees. As of June 30, 2011, the benefits of the domestic qualified plan are based on either employee years of service and compensation or a stated dollar amount per years of service. Effective July 1, 2011, and as part of a set of long-term, cost neutral enhancements to the Company’s overall employee benefit plans, the domestic qualified plan was frozen for service accrual and eligibility purposes, however, interest credits will continue to accrue on participant balances. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of investments in cash equivalents, mutual funds and common collective trusts.

The Company made contributions of $15, $43, and $30 to its domestic qualified retirement income plan in fiscal years 2011, 2010 and 2009, respectively. Contributions made to the domestic non-qualified retirement income plans were $8, $8 and $7 in fiscal years 2011, 2010 and 2009, respectively. The Company has also contributed $1, $2, and $1 to its foreign retirement income plans for fiscal years 2011, 2010 and 2009, respectively. The Company’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate.

Retirement Health Care

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare for the domestic plan. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

The assumed domestic health care cost trend rate used in measuring the accumulated post-retirement benefit obligation (APBO) was 8.1% for medical and 9.2% for prescription drugs for fiscal year 2011. These rates have been assumed to gradually decrease each year until an assumed ultimate trend of 4.5% is reached in 2028. The healthcare cost trend rate assumption has an effect on the amounts reported. The effect of a 100 basis point increase or decrease in the assumed domestic healthcare cost trend rate on the total service and interest cost components, and the postretirement benefit obligation was less than $1, respectively, for all three years ended June 30, 2011, 2010 and 2009.

Summarized information for the Company’s retirement income and healthcare plans at and for the fiscal years ended June 30 is as follows:

	Retirement Income		Retirement Health Care
	2011	2010	2011	2010
Change in benefit obligations:
Projected benefit obligation at beginning of year	$560	$468	$78	$70
Service cost	12	9	2	2
Interest cost	29	30	4	4
Employee contributions to deferred compensation plans	7	6	-	-
Actuarial (gain) loss	(12)	80	(23)	4
Plan amendments	-	-	(2)	-
Curtailment (gain) loss	(1)	-	-	-
Translation adjustment	3	-	-	-
Benefits paid	(32)	(33)	(1)	(2)
Projected benefit obligation at end of year	566	560	58	78

Change in plan assets:
Fair value of assets at beginning of year	335	275	-	-
Actual return on plan assets	80	39	-	-
Employer contributions to qualified and nonqualified plans	24	53	1	2
Translation adjustment	3	1	-	-
Benefits paid	(32)	(33)	(1)	(2)
Fair value of plan assets at end of year	410	335	-	-
Funded status (plan assets less than benefit obligation)	(156)	(225)	(58)	(78)

Accrued benefit cost, net	$(156)	$(225)	$(58)	$(78)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$1	$1	$-	$-
Current accrued benefit liability	(11)	(10)	(5)	(5)
Non-current accrued benefit liability	(146)	(216)	(53)	(73)
Accrued benefit cost, net	$(156)	$(225)	$(58)	$(78)

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

Information for retirement income plans with an accumulated benefit obligation (ABO) in excess of plan assets at June 30 follows:

	Pension Plans		Other Retirement Plans
	2011	2010	2011	2010
Projected benefit obligation	$473	$478	$71	$64
Accumulated benefit obligation	469	472	71	64
Fair value of plan assets	388	317	-	-

The ABO for all pension plans was $490, $490 and $398, respectively, at June 30, 2011, 2010 and 2009. The ABO for all retirement income plans increased by $7 in fiscal year 2011. The Company uses a June 30 measurement date.

The net costs of the retirement income and healthcare plans for the fiscal years ended June 30 include the following components:

	Retirement Income			Retirement Health Care
	2011	2010	2009	2011	2010	2009
Service cost	$12	$9	$10	$2	$2	$2
Interest cost	29	30	29	4	4	4
Expected return on plan assets	(33)	(31)	(28)	-	-	-
Curtailment (gain) loss	(1)	-	-	-	-	-
Amortization of unrecognized items	17	9	6	(2)	(2)	(2)
Total	$24	$17	$17	$4	$4	$4

Items not yet recognized as a component of post retirement expense as of June 30, 2011, consisted of:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain)	$186	$(28)
Prior service cost (benefit)	1	(3)
Net deferred income tax (assets) liabilities	(71)	12
Accumulated other comprehensive loss (income)	$116	$(19)

Net actuarial loss (gain) and prior service cost (benefit) activity recorded in accumulated other comprehensive loss (income) for the fiscal year ended June 30, 2011, included the following:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain) at beginning of year	$267	$(4)
Amortization during the year	(17)	-
Gain during the year	(64)	(24)
Net actuarial loss (gain) at end of year	$186	$(28)

The Company uses the straight line amortization method for unrecognized prior service cost (benefit). In fiscal year 2012, the Company expects to recognize, on a pretax basis, approximately $1 of the prior service cost and $8 of the net actuarial loss and approximately $1 of the prior service benefit and $2 of the net actuarial gain, as a component of net periodic benefit cost for the retirement income and retirement health care plans respectively.

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations at June 30 are as follows:

	Retirement Income		Retirement Health Care
	2011	2010	2011	2010
Discount rate	5.31%	5.34%	5.29%	5.36%
Rate of compensation increase	3.93%	4.20%	n/a	n/a

Weighted-average assumptions used to estimate the net periodic pension and other postretirement benefit costs for the fiscal years ended June 30 are as follows:

	Retirement Income
	2011	2010	2009
Discount rate	5.34%	6.81%	6.75%
Rate of compensation increase	4.20%	4.22%	4.19%
Expected return on plan assets	8.11%	8.11%	8.11%

	Retirement Health Care
	2011	2010	2009
Discount rate	5.36%	6.80%	6.69%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation.

Expected benefit payments for the Company’s pension and other postretirement plans are as follows:

	Retirement Income	Retirement Health Care
2012	$32	$5
2013	32	6
2014	33	5
2015	33	5
2016	33	4
Fiscal years 2017 — 2021	184	20

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

The target allocations and weighted average asset allocations of the investment portfolio for the Company’s domestic retirement income plans at June 30 are:

		% of Plan Assets
	% Target	at June 30
	Allocation	2011	2010
Asset Category
U.S. equity	50%	50%	48%
International equity	20	19	19
Fixed income	25	25	27
Other	5	6	6
Total	100%	100%	100%

The target asset allocation was determined based on the risk tolerance characteristics established for the plans and, at times, may be adjusted to achieve the plans’ overall investment objective and to minimize any concentration of investment risk. The Company’s objective is to invest plan assets in a manner that will generate resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth by level, within the fair value hierarchy, the retirement income plans’ assets carried at fair value as of June 30:

	2011
	Level 1	Level 2	Total
Cash equivalents	$3	$-	$3
Mutual funds
Growth and/or value equity index funds	152	-	152
Bond fund	48	-	48
Emerging Market fund	19	-	19
Real Estate fund	19	-	19
Total mutual funds	238	-	238
Common/collective trusts
Growth and/or value equity index funds	-	107	107
Bond funds	-	62	62
Total common/collective trusts	-	169	169
Total assets at fair value	$241	$169	$410

	2010
	Level 1	Level 2	Total
Cash equivalents	$1	$-	$1
Mutual funds
Growth and/or value equity index funds	120	-	120
Bond fund	44	-	44
Emerging Market fund	15	-	15
Real Estate fund	17	-	17
Total mutual funds	196	-	196
Common/collective trusts
Growth and/or value equity index funds	-	83	83
Bond funds	-	55	55
Total common/collective trusts	-	138	138
Total assets at fair value	$197	$138	$335

The carrying value of cash equivalents approximates their fair values at June 30, 2011.

Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the plans at June 30, 2011.

Common/collective trust funds are valued at a net asset value unit price determined by the portfolio’s sponsor based on the fair value of underlying assets held by the common collective trust fund on June 30, 2011.

The Common/collective trust funds are invested in the various funds sponsored by State Street Bank and Trust Company. The funds may attempt to achieve their investment objectives by investing primarily in other collective investment funds managed by the trustee which have characteristics consistent with the funds’ overall investment objectives.

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees. The plans include The Clorox Company 401(k) Plan, which, as of June 30, 2011, had a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. As of June 30, 2011, Company contributions to the profit sharing component above 3% of employee eligible earnings were discretionary and were based on certain Company performance targets for eligible employees. Effective July 1, 2011, The Clorox Company 401(k) Plan was amended to enhance the matching of employee contributions and also to provide for a fixed and non-discretionary annual contribution in place of the profit sharing component. The aggregate cost of the defined contribution plans was $21, $33, and $24 in fiscal years 2011, 2010 and 2009, respectively, including $17, $29, and $19, respectively, of profit sharing contributions. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $1, $3 and $2 in fiscal years 2011, 2010 and 2009, respectively.

NOTE 21. SEGMENT REPORTING

The Company operates through strategic business units that are aggregated into four reportable segments: Cleaning, Lifestyle, Household and International. As a result of the sale of the Auto Businesses, the results of the Auto Businesses are no longer included in the Cleaning and International reportable segments. The four reportable segments consist of the following:
  Cleaning consists of laundry, home-care and professional products marketed and sold in the United States. Products within this segment include laundry additives, including bleaches under the Clorox® brand and Clorox 2® stain fighter and color booster; home-care products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; and natural cleaning and laundry products under the Green Works® brand.

  Household consists of charcoal, cat litter and plastic bags, wraps and container products marketed and sold in the United States. Products within this segment include plastic bags, wraps and containers, under the Glad® brand; cat litter products, under the Fresh Step®, Scoop Away® and Ever Clean® brands; and charcoal products under the Kingsford® and Match Light® brands.

  Lifestyle consists of food products, water-filtration systems and filters marketed and sold in the United States and all natural personal care products. Products within this segment include dressings and sauces, primarily under the Hidden Valley® and K C Masterpiece® brands; water-filtration systems and filters under the Brita® brand; and all natural personal care products under the Burt’s Bees® brand.

  International consists of products sold outside the United States, excluding natural personal care products. These products include home-care, laundry, water filtration, charcoal and cat litter products, dressings and sauces, plastic bags, wraps and containers, and insecticides, primarily under the Clorox®, Javex®, Glad®, PinoLuz®, Ayudin®, Limpido®, Clorinda®, Poett®, Mistolin®, Lestoil®, Bon Bril®, Nevex®, Brita®, Green Works®, Pine-Sol®, Agua Jane®, Chux®, Kingsford®, Fresh Step®, Scoop Away®, Ever Clean®, K C Masterpiece® and Hidden Valley® brands.
Corporate includes certain nonallocated administrative costs, interest income, interest expense and certain other nonoperating income and expenses. Corporate assets include cash and cash equivalents, the Company’s headquarters and research and development facilities, information systems hardware and software, pension balances and other investments.

NOTE 21. SEGMENT REPORTING (Continued)

	Fiscal Year	Cleaning (1)	Household	Lifestyle (2)	International (1)	Corporate (3)	Total Company
Net sales	2011	$1,619	$1,611	$883	$1,118	$-	$5,231
	2010	1,624	1,663	864	1,083	-	5,234
	2009	1,621	1,726	813	998	-	5,158
Earnings (losses) from continuing
operations before income taxes	2011	356	278	(1)	147	(217)	563
	2010	368	290	303	144	(300)	805
	2009	345	289	270	121	(316)	709
Equity in earnings of affiliates	2011	-	-	-	8	-	8
	2010	-	-	-	9	-	9
	2009	-	-	-	8	-	8
Identifiable assets	2011	838	848	1,150	937	390	4,163
	2010	1,209	788	1,378	902	271	4,548
Capital expenditures	2011	72	95	24	37	-	228
	2010	74	79	18	30	-	201
	2009	90	60	19	27	-	196
Depreciation and amortization	2011	44	73	18	22	16	173
	2010	51	77	21	22	12	183
	2009	52	82	21	21	12	188
Significant non-cash charges included
in earnings before income taxes:
Asset impairment costs	2011	-	-	2	-	-	2
	2010	-	-	-	-	-	-
	2009	-	3	-	-	-	3
Share-based compensation	2011	14	13	6	2	(3)	32
	2010	11	10	5	2	32	60
	2009	15	14	6	2	21	58
Non-cash goodwill impairment	2011	-	-	258	-	-	258
	2010	-	-	-	-	-	-
	2009	-	-	-	-	-	-

(1)	Identifiable assets for fiscal year 2010 included $405 of net assets and liabilities of the Auto Businesses classified as assets held for sale, net.
(2)	Fiscal year 2011 losses from continuing operations before income taxes for the Lifestyle reportable segment included the non-cash goodwill impairment charge of $258 for the Burt’s Bees business. Fiscal year 2011 diluted net earnings per share from continuing operations included the impact of $1.86 from this non-cash goodwill impairment charge.
(3)	Identifiable assets for Corporate included $259 and $87 of cash and cash equivalents for fiscal years 2011 and 2010, respectively.

NOTE 21. SEGMENT REPORTING (Continued)

All intersegment sales are eliminated and are not included in the Company’s reportable segments’ net sales.

Net sales to the Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, were 26% for fiscal year 2011 and 27% for each of fiscal years 2010 and 2009 of consolidated net sales and occurred in each of the Company’s reportable segments. No other customers exceeded 10% of consolidated net sales in any year. During fiscal years 2011, 2010 and 2009, the Company’s five largest customers accounted for 44%, 45% and 44% of its net sales, respectively.

The Company has three product lines that have accounted for 10% or more of total consolidated net sales during each of the past three fiscal years. In fiscal years 2011, 2010 and 2009, respectively, sales of liquid bleach represented approximately 14%, 13% and 14% of the Company’s total consolidated net sales, approximately 27%, 28% and 29% of net sales in the Cleaning segment for each of the three fiscal years and 24%, 23% and 27% of net sales in the International segment. In fiscal years 2011, 2010 and 2009, respectively, sales of trash bags represented approximately 13%, 12% and 13% of the Company’s total consolidated net sales, approximately 34%, 31% and 33% of net sales in the Household segment and approximately 10% of net sales in the International segment for each of the three fiscal years. Sales of charcoal represented approximately 11% of the Company’s total consolidated net sales in each of the fiscal years 2011, 2010 and 2009 and approximately 34%, 36% and 32% of net sales in the Household segment, respectively.

Net sales and long-lived assets by geographic area at and for the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2011	$4,131	$1,100	$5,231
	2010	4,178	1,056	5,234
	2009	4,191	967	5,158
Long-lived assets	2011	881	158	1,039
	2010	847	119	966
	2009	824	117	941

NOTE 22. GUARANTEES

In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) for which terms vary in duration and potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it anticipate making, any payments relating to its indemnifications, and believes that any potential payments would not have a material effect on its financial position, results of operations or cash flows, either individually or in the aggregate.

At June 30, 2011, the Company is a party to letters of credit of $16, primarily related to one of its insurance carriers.

The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2011.

NOTE 23. UNAUDITED QUARTERLY DATA

	Quarters Ended
	September 30	December 31(1)	March 31	June 30	Total Year(1)
Fiscal year ended June 30, 2011
Net sales	$1,266	$1,179	$1,304	$1,482	$5,231
Cost of products sold	$705	$687	$729	$837	$2,958
Earnings (losses) from continuing operations	$140	$(163)	$141	$169	$287
Earnings from discontinued operations	$76	$184	$10	$-	$270
Net earnings	$216	$21	$151	$169	$557
Per common share:
Basic
Continuing operations	$0.99	$(1.17)	$1.03	$1.27	$2.09
Discontinued operations	0.55	1.32	0.07	-	1.97
Basic net earnings per share	$1.54	$0.15	$1.10	$1.27	$4.06
Diluted
Continuing operations	$0.98	$(1.17)	$1.02	$1.26	$2.07
Discontinued operations	0.54	1.32	0.07	-	1.95
Diluted net earnings per share	$1.52	$0.15	$1.09	$1.26	$4.02
Dividends declared per common share	$0.55	$0.55	$0.55	$0.60	$2.25
Market price (NYSE)
High	$67.86	$69.00	$72.43	$71.00	$72.43
Low	61.52	61.45	60.56	65.97	60.56
Year-end					67.44

Fiscal year ended June 30, 2010
Net sales	$1,303	$1,215	$1,287	$1,429	$5,234
Cost of products sold	$720	$686	$713	$796	$2,915
Earnings from continuing operations	$140	$93	$143	$150	$526
Earnings from discontinued operations	$17	$17	$22	$21	$77
Net earnings	$157	$110	$165	$171	$603
Per common share:
Basic
Continuing operations	$1.00	$0.66	$1.01	$1.06	$3.73
Discontinued operations	0.12	0.12	0.16	0.15	0.55
Basic net earnings per share	$1.12	$0.78	$1.17	$1.21	$4.28
Diluted
Continuing operations	$0.99	$0.66	$1.00	$1.05	$3.69
Discontinued operations	0.12	0.11	0.16	0.15	0.55
Diluted net earnings per share	$1.11	$0.77	$1.16	$1.20	$4.24
Dividends declared per common share	$0.50	$0.50	$0.50	$0.55	$2.05
Market price (NYSE)
High	$61.64	$63.10	$65.18	$65.67	$65.67
Low	55.41	56.36	58.96	60.85	55.41
Year-end					62.16

(1)	Fiscal year 2011 earnings (losses) from continuing operations and net earnings included the $258 non-cash goodwill impairment charge recognized in the second fiscal quarter for the Burt’s Bees business. Fiscal year 2011 diluted net earnings per share from continuing operations included the impact of $1.86 from this non-cash goodwill impairment charge.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework . Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at June 30, 2011 and concluded that it is effective.

The Company’s independent registered public accounting firm, Ernst & Young LLP has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited the accompanying consolidated balance sheets of The Clorox Company as of June 30, 2011 and 2010, and the related consolidated statements of earnings, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended June 30, 2011. Our audits also included the financial statement schedule in Exhibit 99.2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company at June 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Clorox Company’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited The Clorox Company’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Clorox Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Clorox Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company as of June 30, 2011 and 2010, and the related consolidated statements of earnings, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended June 30, 2011 of The Clorox Company and our report dated August 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 25, 2011

FIVE-YEAR FINANCIAL SUMMARY
The Clorox Company

	Fiscal years ended June 30
Dollars in millions, except share data	2011 (1)(2)	2010 (1)(3)	2009 (1)(3)	2008 (1)(3)(4)	2007 (1)(3)(5)
OPERATIONS
Net sales	$5,231	$5,234	$5,158	$4,954	$4,542
Gross profit	$2,273	$2,319	$2,204	$2,012	$1,935

Earnings from continuing operations	$287	$526	$472	$382	$420
Earnings from discontinued operations	270	77	65	79	81
Net earnings	$557	$603	$537	$461	$501

COMMON STOCK
Earnings per share
Continuing operations
Basic	$2.09	$3.73	$3.36	$2.71	$2.72
Diluted	2.07	3.69	3.33	2.68	2.69
Dividends declared per share	$2.25	$2.05	$1.88	$1.66	$1.31

OTHER DATA
Total assets	$4,163	$4,548	$4,569	$4,704	$3,611
Long-term debt	2,125	2,124	2,151	2,720	1,462

(1)	In November 2010, the Company completed the sale of the Auto Businesses pursuant to the terms of a Purchase and Sale Agreement and received cash consideration of $755. The Company also received cash flows of approximately $30 related to net working capital that was retained by the Company as part of the sale. Included in earnings from discontinued operations for fiscal year ended June 30, 2011, is an after-tax gain on the transaction of $247. For all periods presented, the assets and liabilities of the Auto Businesses have been reclassified to assets held for sale, net, and included the financial results of the Auto Businesses in discontinued operations. In connection with the discontinued operations presentation in the consolidated financial statements, certain financial statement footnotes have been updated to reflect the impact of discontinued operations.

(2)	Earnings from continuing operations and net earnings included the $258 non-cash goodwill impairment charge recognized in the second fiscal quarter for the Burt’s Bees business. Diluted net earnings per share from continuing operations included the impact of $1.86 from this non-cash goodwill impairment charge.

(3)	In fiscal year 2010, the Company adopted a new accounting standard regarding calculation of earnings per share. Prior year earnings per share have been adjusted to reflect the new accounting standard.

(4)	In fiscal year 2008, the Company acquired Burt’s Bees Inc. for an aggregate price of $913 excluding $25 paid for tax benefits associated with the acquisition. In addition, the Company entered into an accelerated share repurchase agreement under which it repurchased 12 million of its shares for an aggregate price of $750.

(5)	In fiscal year 2003, the Company announced its intent to sell its business in Brazil, closed its offices in Brazil, and sold nearly all of the remaining assets of this business; in fiscal year 2007, the Company sold certain assets remaining from its discontinued operation in Brazil.